ELECTROMED, INC.

2024 CEO Letter to Shareholders

Making life's important moments possible — one breath at a time.®

Dear Fellow Electromed Stakeholders:



I am honored to be part of an organization that is driven to help people breathe better, stay healthier, and lead active and fulfilling lives.

The fiscal year ended June 30, 2024 ("FY24"), was an important year for Electromed marked by a successful leadership change and record financial performance, including a significant increase in shareholder value. These results are a testament to the excellent work of our entire team, as well as the strength of our relatively new, but highly impactful leadership team. Also, I want to express my gratitude to Kathleen Skarvan, the former President and Chief Executive Officer of Electromed, and current Board Chair for her exceptional leadership for over a decade and for her support as I transitioned into my role as President and CEO and Board member.

Another recent milestone for our company was being recognized as one of the fastest growing public companies in Minnesota for 2024 by *The Minneapolis/St. Paul Business Journal*. In a state with a dynamic medical device sector, it is gratifying to be recognized for our operational execution, unique focus, and growth.

Our Mission, Values and People

Our mission and values are the cornerstone of our culture, and our people are at the heart of it. Our employees stayed focused on caring for our patients as well as each other, and our employee engagement is at an all-time high. During the year, we added key leadership talent in the areas of finance and accounting, operations, QARA, R&D, and sales operations, who are bringing fresh ideas and energy to propel the company's growth.

The Bronchiectasis (BE) Opportunity

BE is a chronic, progressive disease resulting in failure to clear sputum, characterized by repeated episodes of pulmonary inflammation and infections that progressively destroys the normal lung architecture – particularly, the elastic fibers of bronchi. Based on current market data, there are 5 million people in the United States with BE, many of whom have not been diagnosed. We estimate that 824,000 people have been diagnosed with BE in the United States and could benefit from high frequency chest wall oscillation ("HFCWO") therapy like our SmartVest® Airway Clearance System, yet only a small percentage, estimated at 127,000 patients or approximately 15%

Core*Values*

Unwavering passion for patients
Committed to helping people around the world breathe better.

Make it happen *Going above and beyond and having a 'can do' attitude.*

Encourage innovation and creativity
Take pride in continuous improvement and value provided to our customers.

Embrace change *Proactively adjust to the ever-changing health care environment.*

Always do what's right *Represent yourself as a member of a highly ethical and well-respected team of professionals.*

Listen, learn and deliver *Provide the service our customers deserve. Be agile and skillful to quickly deliver solutions with positive results.*

Revenue



(in millions)

FY 2022: $41.7
FY 2023: $48.1
FY 2024: $54.7

Operating Income



(in millions)

FY 2022: $3.0
FY 2023: $4.0
FY 2024: $6.6

Operating Cash Flow



(in millions)

FY 2022: ($0.7)
FY 2023: $1.3
FY 2024: $9.1

2024 CEO Letter to Shareholders, continued

penetration, are currently being treated with a device. We estimate that BE patient prevalence has grown approximately 12% annually and that the HFCWO market has grown at approximately 8%.

Investing for Growth

We continue to believe bronchiectasis in misdiagnosed, underdiagnosed and HFCWO is under-prescribed.

For this reason, we continue to invest in our commercial team and in market development to unlock the bronchiectasis market opportunity. By the end of FY24, we expanded our direct sales representatives to 53 from 46 in fiscal year ended June 20, 2023 ("FY23") and our sales representative productivity improved. Homecare revenue per weighted average direct sales representative in FY24 was $967,000, slightly higher than Electromed's annual target range of $850,000 to $950,000.

We also introduced several "firsts" for the company including:

1. The introduction of **SmartVest Clearway™** into the hospital market, which grew 22% in FY24 compared to FY23. The hospital market has represented a small percentage of our total revenue but is an exciting area for future growth for our company.

2. **SmartAdvantage™**, which consists of sales programs and clinic support resources that highlight our exceptional customer service and seamless ordering process in support of the clinics we serve.

3. **SmartNotes™**, an important disease-management tool for physicians who prescribe the SmartVest for their patients. SmartNotes gives providers updates on a patient's progress and their compliance in using SmartVest Clearway.

4. Electromed's **web-based Clinical Resource Center** was also launched during the year, which is tailored to the needs of clinicians, enabling them to explore our prescriber resources, upcoming events, programs for CME credits, educational videos, and our latest clinical studies.

5. Lastly, we introduced a **Continuing Medical Education course**. Our program focused on bronchiectasis and the HFCWO therapy that can be highly effective at treating and managing the disease. We issued 855 total certifications to course participants during FY24.

SmartVest users have reported:

95% of patients would recommend SmartVest to others

97% of patients report feeling better or the same after SmartVest use

98% of patients report an increase in sputum production*

*patient data on file



FY24 Financial Highlights

> Net revenue increased 13.8% year over year to a record $54.7 million, from $48.1 million in FY23.

> Gross profit margin was $41.7 million, or 76.3% of net revenues.

> Operating income totaled a record $6.6 million, a 64.2% increase compared to $4.0 million in FY23.

> Net income totaled a record $5.2 million, or $0.58 per diluted share, compared to $3.2 million, or $0.36 per diluted share, in FY23.

> As of June 30, 2024, Electromed had $16.1 million in cash, $23.3 million in accounts receivable, and no debt, achieving a working capital of $36.5 million, and total shareholders' equity of $44.5 million.

> Our board of directors recently authorized the repurchase of up to $5.0 million of our common stock.

2024 CEO Letter to Shareholders, continued

In closing, fiscal 2024 was a year of successful evolution for the company. We launched the innovative SmartVest Clearway System to the hospital market, reported record revenue, delivered strong gross profit margins, record earnings and ended the year with a strong balance sheet and no debt. We also attracted new talent and capabilities to the businesses, which will enable continued success.

Looking ahead, we intend to continue to expand our commercial reach by expanding our sales force and increasing brand awareness, improve our customer experience with best-in-class service, and increase our focus on therapy adoption through market development. We plan to continue to execute on these growth initiatives, while also working diligently to enhance our exposure to investors and the Street; our goal is to ensure that our operational execution is recognized by investors. It is important to note that a large portion of my initial incentive compensation is based on increasing total shareholder return. Electromed is a growing, medical device company with expertise in direct sales, clinical support, payor management and in-home patient care with strong fundamentals and profitability that we believe is an appealing combination.

Thank you for your continued support and investment in Electromed.

Sincerely,

Jim Cunniff
President and CEO, Director

Corporate Headquarters
500 Sixth Avenue NW
New Prague, MN 56071
Phone: 800-462-1045 or 952-758-9299
Fax: 952-223-6253
www.smartvest.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended **June 30, 2024**

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Transition Period From _____ to _____.

Commission File number **001-34839**

Electromed, Inc.
(Exact Name of Registrant as Specified in its Charter)

Minnesota		**41-1732920**
(State or other jurisdiction of incorporation or organization)		(IRS Employer Identification No.)

500 Sixth Avenue NW, New Prague, MN 56071
(Address of principal executive offices, including zip code)

(952) 758-9299
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	ELMD	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑	Smaller reporting company ☑
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant as of December 31, 2023 was approximately $83,862,301 based upon the closing price of the registrant's common stock, as reported on the NYSE American, on such date.

There were 8,638,917 shares of the registrant's common stock outstanding as of August 20, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the registrant's annual meeting of shareholders, to be filed within 120 days of June 30, 2024, are incorporated by reference into Part III of this Annual Report on Form 10-K.

Electromed, Inc.
Index to Annual Report on Form 10-K

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not statements of historical fact should be considered forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward- looking statements include, but are not limited to, statements regarding: our business strategy, including our intended level of investment in research and development and marketing activities; our expectations with respect to earnings, gross margins and sales growth, industry relationships, marketing strategies and international sales; estimated sizes of markets into which our products are or may be sold; our business strengths and competitive advantages; our ability to grow additional sales distribution channels; our intent to retain any earnings for use in operations rather than paying dividends; our expectation that our products will continue to qualify for reimbursement and payment under government and private insurance programs; our intellectual property plans and practices; the expected impact of applicable regulations on our business; our beliefs about our manufacturing processes; our expectations and beliefs with respect to our employees and our relationships with them; our belief that our current facilities are adequate to support our growth plans; our expectations with respect to ongoing compliance with the terms of our credit facility; our expectations regarding the ongoing availability of credit and our ability to renew our line of credit; enhancements to our products and services; expected excise tax exemption for the SmartVest System; and our anticipated revenues, expenses, capital requirements and liquidity. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "project," "goal," "target," "should," "will," "would," and similar expressions, including the negative of these terms, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Although we believe these forward-looking statements are reasonable, they involve risks and uncertainties that may cause actual results to differ materially from those projected by such statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or our industry's actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, the following:

- ability to obtain reimbursement from Medicare, Medicaid, or private insurance payers for our products;

- component or raw material shortages, changes to lead times or significant price increases;

- adverse changes to state and federal health care regulations;

- our ability to maintain regulatory compliance and to gain future regulatory approvals and clearances;

- entry of new competitors including new drug or pharmaceutical discoveries;

- adverse economic and business conditions or intense competition;

- wage and component price inflation;

- technical problems with our research and products;

- the risks associated with cyberattacks, data breaches, computer viruses and other similar security threats;

- changes affecting the medical device industry;

- our ability to develop new sales channels for our products such as the homecare distributor channel;

- adverse international health care regulation impacting current international business;

- our ability to renew our line of credit or obtain additional credit as necessary; and

- our ability to protect and expand our intellectual property portfolio.

This list of factors is not exhaustive, however, and these or other factors, many of which are outside of our control, could have a material adverse effect on us and the results of our operations. Therefore, you should consider these risk factors with caution and form your own critical and independent conclusions about the likely effect of these risk factors on our future performance. Forward-looking statements speak only as of the date on which the statements are made, and we undertake no obligation, and expressly disclaim any such obligation, to update any forward-looking statement for any reason other than as required by law, even if new information becomes available or other events occur in the future. You should carefully review the disclosures and the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission (the "SEC"). All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth herein.

PART I

Item 1. Business.

Overview

Electromed, Inc. ("we," "our," "us," "Electromed" or the "Company") develops, manufactures, markets and sells innovative products that provide airway clearance therapy, including the SmartVest® Airway Clearance System ("SmartVest System") to patients with compromised pulmonary function with a commitment to excellence and compassionate service. Our goal is to make High Frequency Chest Wall Oscillation ("HFCWO") treatments as effective, convenient, and comfortable as possible, so our patients can breathe easier and live better with improved respiratory function and fewer exacerbations.

We primarily employ a direct-to-patient and provider model, through which we obtain patient referrals from clinicians, manage insurance claims on behalf of our patients, and deliver the SmartVest System to patients, training them on proper use in their homes. This model allows us to directly approach patients and clinicians, whereby we disintermediate the traditional durable medical equipment ("DME") channel and capture both the manufacturer and distributor margins. We also sell our products in the acute care setting for patients in a post-surgical or intensive care unit, or who were admitted for a lung infection brought on by compromised airway clearance. Electromed was incorporated in Minnesota in 1992. Our common stock is listed on the NYSE American under the ticker symbol "ELMD."

The SmartVest System generates HFCWO, an airway clearance therapy. The SmartVest System features a programmable air pulse generator, a therapy garment worn over the upper body and a connecting hose, which together provide safe, comfortable, and effective therapy to clear the lung and airway from retained secretions and mucus which can harbor bacteria and lead to infection. One important factor of respiratory health is the ability to clear secretions from airways. Impaired airway clearance, when mucus cannot be expectorated, may result in labored breathing, inflammatory response and/or immune systems boosting mucus production that invites bacteria trapped in stagnant secretions to cause infections. Studies show that HFCWO therapy is as effective an airway clearance method for patients who have compromised pulmonary function as traditional chest physical therapy ("CPT") administered by a respiratory therapist.[1] However, HFCWO can be self-administered, relieving a caregiver of participation in the therapy, and eliminating the attendant cost of an in-home care provider. We believe that HFCWO treatments are cost-effective primarily because they reduce a patient's risk of respiratory infections and other secondary complications that are associated with impaired airway clearance and often result in costly hospital visits and repeated antibiotic use.

The SmartVest System is designed for patient comfort and ease of use which promotes adherence to prescribed treatment schedules, leading to improved airway clearance, patient outcomes and quality of life, and a reduction in healthcare utilization. We offer a broad range of garments, referred to as vests and wraps, in sizes for children and adults that allow for a tailored fit. User-friendly controls allow patients to administer their daily therapy with minimal or no assistance. Our direct product support services provide patient and clinician education, training, and follow-up to ensure that the product is integrated into each patient's daily treatment regimen. Additionally, our reimbursement department works on behalf of the patient by processing their physician paperwork, providing clinical support and billing the applicable insurance provider. We believe that the advantages of the SmartVest System and the Company's customer services to the patient include:

- improved quality of life;

- reduction in healthcare utilization;

- independence from a dedicated caregiver;

- consistent treatments at home;

- improved comfort during therapy; and

- eligibility for reimbursement by private insurance, federal or state government programs or combinations of the foregoing.

[1]Nicolini A, et al. Effectiveness of treatment with high-frequency chest wall oscillation in patients with bronchiectasis. *BMC Pulmonary Medicine. 2013;13(21)*.

1

Our Products

Since 2000, we have marketed the SmartVest System and its predecessor products to patients suffering from bronchiectasis, cystic fibrosis, and neuromuscular conditions such as cerebral palsy and amyotrophic lateral sclerosis ("ALS"). Our products are sold into the home health care market and the acute care setting for patients in a post-surgical or intensive care unit, or who were admitted for a lung infection brought on by compromised airway clearance. Accordingly, our sales points of contact include adult pulmonology clinics, cystic fibrosis centers, neuromuscular clinics and hospitals.

We have received clearance from the U.S. Food and Drug Administration ("FDA") to market the SmartVest System to promote airway clearance and improve bronchial drainage. In addition, Electromed is approved for HFCWO device sales in other, select international countries. The SmartVest System is available only with a physician's prescription.

The SmartVest System is currently available in two models, The SmartVest SQL® and SmartVest Clearway®– which are sold into homecare and hospital markets. In November 2022, we announced the introduction of SmartVest Clearway®, our next generation HFCWO system designed around an enhanced patient experience and modern design. We will continue to support and service earlier SmartVest models pursuant to the applicable product warranty. As part of our growth strategies, we evaluate opportunities involving products and services, especially those that may provide value to the respiratory homecare and hospital market.

The SmartVest Clearway System

The SmartVest Clearway System consists of an inflatable therapy garment, a programmable air pulse generator and a patented single-hose that delivers air pulses from the generator to the garment to create oscillatory pressure on the chest wall. The SmartVest Clearway is designed for maximum comfort and lifestyle convenience, so patients can readily fit therapy into their daily routines. The SmartVest Clearway was designed with patient experience in mind, continuing our history of offering the smallest, lightest weight generator on the market and featuring an intuitive touch screen to simplify use. The enhanced features make it easier to use and enable greater patient freedom in completing therapy.

- **360° oscillation coverage and patented Soft Start(R) technology:** All SmartVest garments provide 360° oscillation coverage, which delivers simultaneous treatment to all lobes of the lungs. The oscillatory squeeze-and-release technology delivers therapeutic pressure to the chest wall to loosen, sheer and propel mucus into the upper airways where it can be more easily expectorated. Our patented Soft Start technology gently inflates the garment to better acclimate the patient to therapy.

- **Open system design with Breathing Room™:** The active inflate – active deflate mechanism of the SmartVest System enables patients to take deep breaths during therapy without feeling restricted, providing patients with a more comfortable treatment experience.

- **Programmable generator with user-friendly device operation:** The SmartVest Clearway introduces an intuitive touchscreen with single touch start. The improved user interface enhances device programming and simplifies everyday use. The system features multiple operating modes, including ramp, favorite settings designations, and options for saving, locking and restoring protocols. An enhanced pause feature allows the physician to program dedicated times for the patient to clear secretions during therapy.

- **Patented single-hose design:** A single-hose delivers oscillations to the SmartVest garment, which we believe provides therapy in a more comfortable and unobtrusive manner than a two-hose system. Oscillations are delivered evenly from the base of the SmartVest garment, extending the forces upward and inward in strong but smooth cycles surrounding the chest.

- **Soft-fabric garment is lightweight and comfortable:** The SmartVest garment is the lightest HFCWO garment available and is designed to resemble an article of clothing. The garment's design takes weight off of the patient's shoulders and torso, enhancing the therapy experience. Quick fit Velcro®-like closures allow for a secure, comfortable fit without bulky straps and buckles. The simple design creates a broad size adjustment range to ensure a properly tailored fit to accommodate pediatric and adult patients.

- **Smaller and lighter:** SmartVest Clearway is the smallest and lightest HFCWO generator on the market, weighing less than 14 pounds. The lightweight design, ergonomic carrying handle and compact storage case make it easier for patients to move throughout their home as well as store and integrate HFCWO therapy into their daily lives.

Other Products

We market the Single Patient Use ("SPU") SmartVest and SmartVest Wrap® to health care providers in the acute care setting. Hospitals issue the SPU SmartVest or SmartVest Wrap to an individual patient for managing airway clearance while inpatient. Both SPU products provide full coverage oscillation and facilitate continuity of care when the SmartVest System is prescribed for patients with a chronic condition upon discharge for use in the home.

Our Market

We estimate the U.S. market for HFCWO was approximately $235 million in 2023 growing at an 8% compound annual growth rate based on independent third-party market research[15]. We believe the market for HFCWO is under recognized and underdiagnosed and is continuing to expand due to an aging population, higher incidence of chronic lung disease, growing awareness by physicians of diseases and conditions for which patients can benefit from using HFCWO therapy, and treatments moving to lower cost homecare settings. Indications for when HFCWO may be prescribed are not specific to any one disease. A physician may elect to prescribe HFCWO when they believe the patient will benefit from improved airway clearance and external chest manipulation as the best treatment to enhance mucus transport and improve bronchial drainage.

The SmartVest System is primarily prescribed for patients with bronchiectasis, cystic fibrosis, and neuromuscular conditions such as cerebral palsy and ALS. We believe that bronchiectasis represents the fastest growing diagnostic category and greatest potential for HFCWO growth in the United States growing at 12% annually in recent years [15]. Bronchiectasis is an irreversible, chronic lung condition characterized by enlarged and permanently damaged bronchi. The condition is associated with recurrent lower respiratory infections, inflammation, reduction in pulmonary function, impaired respiratory secretion clearance, increased hospitalizations and medication use, and increased morbidity and mortality.

We are driven to make life's important moments possible, one breath at a time, by leading the HFCWO therapy market in clinical evidence that supports the therapeutic imperative of clearing excess mucus from the lungs. Electromed continues to add to the body of evidence in support of HFCWO with multiple published clinical outcome studies demonstrating a significant improvement in quality of life and reduction in exacerbation rates, hospitalizations, emergency department visits, and antibiotic prescriptions in bronchiectasis patients using the SmartVest System. This includes a 2022 publication in the American Journal of Respiratory and Critical Care Medicine reviewing outcomes among non-cystic fibrosis bronchiectasis patients with HFCWO Therapy[2-6]. In addition, we designed and ran a quality-of-life study for COPD patients using SmartVest, which was shared at the 2023 American Thoracic Society International Conference and published in American Journal of Respiratory and Critical Care Medicine. The study's results demonstrated statistically significant favorable responses to HFCWO as add on therapy for patients with a primary diagnosis of COPD. We have also shared data from our bronchiectasis quality of life trial at the 2023 World Bronchiectasis and NTM Conference, highlighting the effects of HFCWO with SmartVest on clinical symptoms of patients with bronchiectasis. Generating additional clinical evidence to further support the SmartVest System as a preferred treatment for bronchiectasis patients will remain a focus in the fiscal year ended June 30, 2025 ("fiscal 2025").

We believe that bronchiectasis is underrecognized and under-diagnosed but is experiencing a surge in clinical interest and awareness, including the relationship to COPD, commonly referred to as bronchiectasis COPD overlap syndrome. The overlap of bronchiectasis and COPD increases exacerbations and hospitalizations, reduces pulmonary function, and increases mortality. Several recent studies have estimated prevalence of bronchiectasis, which we believe are helpful for estimating a range of the overall market size.

- Weycker (2017) projected 4.2 million adults in the United States over the age of 40 may have bronchiectasis, suggesting there is a large pool of patients with undiagnosed disease.[7]

- Henkle (2018) confirmed a high prevalence of bronchiectasis in the United States, identifying over 600,000 unique patients with at least one bronchiectasis claim (ICD-9 claims 494.0 or 494.1). The study also observed that patients with dual diagnosis of bronchiectasis and COPD were in poorer health, with more office visits, more inpatient admissions and more acute respiratory infections.[8]

3

- Seitz (2012) estimated that 190,000 unique cases of bronchiectasis were diagnosed in Medicare patients in 2007 and bronchiectasis prevalence increased 8.7% annually between 2000 and 2007.[9] Based on historic growth in prevalence and assuming a constant growth rate, the estimated number of bronchiectasis diagnoses in Medicare patients in 2021 exceeded 608,000.

- Aksamit (2017) found 20% (n=350) of patients with bronchiectasis enrolled in the U.S. Bronchiectasis Research Registry between 2008 and 2014 also had COPD and 29% (n=515) also had asthma.[7] Other studies have found that the overlap between bronchiectasis and COPD is observed in 27% to 57% of patients with COPD. [10-13–8]

- Chalmers (2017) found that prevalence of bronchiectasis in patients with COPD ranged from a low of 4% to as high as 69% with mean prevalence of 54%. In many studies in patients with COPD, the presence of bronchiectasis was associated with reduced lung function, greater sputum production, more frequent exacerbations and increased mortality versus those with COPD alone.[14]

These studies indicate a wide range of potential prevalence of bronchiectasis patients in the United States. We also believe that it is difficult to estimate from these studies which patients will need or benefit from HFCWO. Internal company estimates derived from a 2023 analysis of claims data indicate a 15% penetration of HFCWO within the 824,000 diagnosed Bronchiectasis population (see Figure 1 below). We believe that bronchiectasis is underdiagnosed in the U.S. based on clinical study and epidemiology evidence with an even greater number of patients that could potentially benefit from diagnosis and treatment. We believe that HFCWO is under prescribed for bronchiectasis patients resulting in a large, underpenetrated US market opportunity and growth potential for HFCWO therapy.

[2]Sievert C, et al. Using High Frequency Chest Wall Oscillation in a Bronchiectasis Patient Population: An Outcomes-Based Case Review. *Respiratory Therapy Journal.* 2016;11(4): 34–38.

[3]Sievert C, et al. Cost-Effective Analysis of Using High Frequency Chest Wall Oscillation (HFCWO) in Patients with Non-Cystic Fibrosis Bronchiectasis. *Respiratory Therapy Journal.* 2017;12(1): 45–49.

[4]Sievert C, et al. Incidence of Bronchiectasis-Related Exacerbation Rates After High Frequency Chest Wall Oscillation (HFCWO) Treatment — A Longitudinal Outcome-Based Study. *Respiratory Therapy Journal.* 2018;13(2): 38–41.

[5]Powner J, et al. Employment of an algorithm of care including chest physiotherapy results in reduced hospitalizations and stability of lung function in bronchiectasis. *BMC Pulmonary Medicine*. 2019;19(82).

[6] DeKoven M, Mandia K, DeFabis N, Chen J, Ruscio A. Patient Characteristics, Healthcare Resource Utilization And Outcomes Among Non-Cystic Fibrosis Bronchiectasis Patients With High Frequency Chest Wall Oscillation (HFCWO) Therapy. *American Journal of Respiratory and Critical Care Medicine. 2022. Vol 205:A3090*

[7]Weycker D, Hansen G, Seifer F. Prevalence and incidence of noncystic fibrosis bronchiectasis among US adults in 2013. *Chronic Respiratory Disease.* 2017; 14(4):377-384.

[8]Henkle E, et al. Characteristics and Health-care Utilization History of Patients with Bronchiectasis in US Medicare Enrollees With Prescription Drug Plans, 2006 to 2014. *Chest.* 2018;154(6), 1311–1320.

[9]Seitz A, et al. Trends in Bronchiectasis Among Medicare Beneficiaries in the United States, 2000 to 2007. *Chest.* 2012;142(2), 432–439.

[10]Aksamit T, et al. Bronchiectasis Research Registry C. Adult Patients With Bronchiectasis: A First Look at the US Bronchiectasis Research Registry. *Chest*. 2017;151:982-92.

[11]Patel I.S., et al. Bronchiectasis, exacerbation indices, and inflammation in chronic obstructive pulmonary disease. *Am J Respir Crit Care Med*. 2004;170:400-7.

[12]O'Brien C, et al. Physiological and radiological characterization of patients diagnosed with chronic obstructive pulmonary disease in primary care. *Thorax*. 2000;55:635-42.

[13]Bafadhel M, et al. The role of CT scanning in multidimensional phenotyping of COPD. *Chest*. 2011;140:634-42.

[14]Chalmers J. and Sethi S. Raising awareness of bronchiectasis in primary care: overview of diagnosis and management strategies in adults. *NPJ Prim Care Respir Med*. 2017;27:18.

[15] Internal company estimates derived from VGM claims database

[16] M. Bruner, C. Bazan, B. Liu, C. Marion, K.S. Skarvan, L. Edwards, G. Solomon. Effects of High Frequency Chest Wall Oscillation (HFCWO) on Clinical Symptoms in COPD. *American Journal of Respiratory and Critical Care Medicine.* 2023. Vol 207:C96

[17] C. Cheng, M. Bruner, C. Bazan, B. Liu, C. Marion, L. Edwards, G. Solomon. Effects of High Frequency Chest Wall Oscillation (HFCWO) on Quality of Life in Bronchiectasis. *6th World Bronchiectasis & NTM Conference.* 2023. Poster Abstract 310-B

[18] Internal company estimates derived from Guidehouse 2023 literature review and 2023 CDC NHANES data

Estimated HFCWO Market Opportunity - Bronchiectasis Patients (U.S.) – Figure 1


Estimated HFCWO bronchiectasis penetration, treated population[1]
Estimated Net Bronchiectasis prevalence, DIAGNOSED[1]
Estimated bronchiectasis prevalence, UNDIAGNOSED[2]
~127K
HFCWO ADOPTED[1]
~824K
U.S. BE Diagnosed[1]
4.1 million
U.S. Undiagnosed[2]
Bronchiectasis HFCWO penetration ~15%[1]
Diagnosed BE population growing at ~12% annually[1]
[1]Internal company estimates derived from GUIDEHOUSE 2023 NASM claims database
[2]Internal company estimates derived from GUIDEHOUSE 2023 literature review and 2023 CDC NHANES data

The heightened awareness of bronchiectasis speaks to the growing body of clinical evidence supporting treatments to improve symptoms and manage disease progression.

- In 2019, an observational comparative retrospective cohort study published in *BMC Pulmonary Medicine* evaluated the efficacy of a treatment algorithm in 65 patients with radiographic and symptom confirmed bronchiectasis, centered on initiation of HFCWO therapy with the SmartVest System.[5] Patients were treated per the algorithm if they reported greater than two exacerbations in the previous year and symptoms, including chronic cough, sputum production, or dyspnea. Results show that at one-year: exacerbations requiring hospitalization and antibiotic use were significantly reduced and mean forced expiratory volume remained stable post enrollment, suggesting early initiation of HFCWO therapy with SmartVest may slow the otherwise normal progression of the disease.

- In 2022, the American Journal of Respiratory and Crucial Care Medicine published the results of a third-party retrospective cohort analysis of 101 qualifying NCFBE patients who received HFCWO. Key findings revealed that patients who used HFCWO therapy experienced improved health outcomes, a reduction in healthcare resource utilization and reduction in medication usage.[6]

Marketing, Sales and Distribution

Our sales and marketing efforts are focused on driving adoption of our products and services with physicians, clinicians, patients, and third-party payers and building market awareness to the benefits of HFCWO for treatment of bronchiectasis. Because the sale of the SmartVest System requires a physician's prescription, we market to physicians and health care providers as well as directly to patients. Most of our revenue comes from domestic homecare sales through a physician referral model. We have established our own domestic sales force and support network, which we believe is able to provide superior education, support, and training to our customers.

Our direct U.S. sales force works with physicians and clinicians, primarily pulmonologists, in defined territories to help them understand our products and services and the value they provide to their respective patients. As of June 30, 2024, we had 62 field sales employees, including six regional sales managers, 53 clinical area managers ("CAMs") and three clinical educators. We also have developed a network of approximately 170 respiratory therapists across the U.S. to assist with in-home SmartVest System patient training on a non-exclusive, independent contractor basis. These independent contractors are credentialed by the National Board for Respiratory Care as either Certified Respiratory Therapists or Registered Respiratory Therapists and provide national coverage to an internal team of Registered Respiratory Therapists dedicated to supporting SmartVest patients. Additionally, Electromed employs a team of reimbursement specialists dedicated to managing insurance and payer relations and supporting prescribers and patients in navigating financial considerations. The availability of reimbursement is an important consideration for health care professionals and patients. Because our product has an assigned Healthcare Common Procedure Coding System ("HCPCS") code, a claim can be billed for reimbursement using that code. We must demonstrate the effectiveness of our products to public and private insurance providers. The availability of reimbursement exists primarily due to an established HCPCS code for HFCWO. A HCPCS code is assigned to services and products by the Centers for Medicare and Medicaid Services ("CMS").

Of the $54.2 million of our revenue derived from the U.S. in fiscal 2024, approximately 94.7% represented homecare, inclusive of homecare distributor sales, and 4.7% represented hospital sales. We expect to achieve future sales, earnings, and overall market share growth through a continued focus on product innovation, differentiation and improved patient experiences and outcomes in the homecare market. We believe that our position in the market, direct sales team and a dedication to advancing education on HFCWO awareness positions us to drive market awareness and growth to the benefits of HFCWO in treatment of bronchiectasis. We believe that dedicated service to our providers and patients is a key component of achieving future sales. Providers seek companies that are easy to work with, are responsive and care for their patients as an extension of their practices.

We generate sales interest through multiple channels that include visits to pulmonology clinics and medical centers, participation in medical conferences, maintenance of industry contacts to increase the visibility and acceptance of our products by physicians and health care professionals, support of industry through the COPD Foundation, as well as through a focus on increasing patients by word of mouth and traffic to our website and social media channels. We continue to evaluate opportunities to offer the SmartVest System through selected Home Medical Equipment ("HME") distributors. We maintain agreements with a limited number of HME distributors to distribute and sell the SmartVest System in the United States homecare market. We expect to continue our direct sales channel as our primary homecare revenue source.

Approximately 1.0% of our net revenues were from sales outside of the U.S. in both of our fiscal 2024 and our fiscal year ended June 30, 2023 ("fiscal 2023"), respectively. We sell our products outside of the U.S. primarily through independent distributors specializing in respiratory products. Through June 30, 2024, most of our distributors operated in exclusive territories. Our principal distributors are located in Europe, the Arab states of the Persian Gulf, Southeast Asia, and Central America. Units are sold at a fixed contract price with payments made directly from the distributor, rather than being tied to reimbursement rates of a patient's insurance provider as is the case for domestic sales. Our sales strategy outside of the U.S. is to support our current distributors with less emphasis on contracting with new distributors.

Third-Party Reimbursement

In the U.S., individuals who use the SmartVest System generally rely on third-party payers, including private payers and governmental payers such as Medicare and Medicaid, to cover and reimburse all or part of the cost of using the SmartVest System. Our homecare revenue comes from reimbursement from commercial payers, Medicare, Medicaid, Veterans Affairs and direct patient payments. Reimbursement for HFCWO therapy and the SmartVest System varies among public and private insurance providers.

A key strategy to grow sales is achieving world class customer service and support for our patients and clinicians and increasing the number of covered lives across a broad payer market. We do this with an established and effective reimbursement department working on behalf of the patient by processing physician paperwork, seeking insurance authorization and processing claims. The skill and knowledge gained and offered by our reimbursement department is an important factor in building our revenue and serving patients' financial interests. Our payment terms generally allow patients to acquire the SmartVest System over a period of one to 15 months, which is consistent with reimbursement procedures followed by Medicare and other third parties. The payment amount we receive for any single referral may vary based on several factors, including Medicare and third-party reimbursement processes and policies. The reimbursement department includes our payer relations function working directly with all payer types to increase the covered lives for the SmartVest System with national and regional private insurers and applicable state and federal government entities as well as to maintain the current licenses with state and federal government and payer contracts.

Our SmartVest System is reimbursed under HCPCS code E0483. Currently, the Medicare total allowable amount of reimbursement for this billing code is approximately $15,000. The allowed amount for state Medicaid programs ranges from approximately $8,000 to $15,000, which is similar to commercial payers. Actual reimbursement from third-party payers can vary and can be significantly less than the full allowable amount. Deductions from the allowable amount, such as co-payments, deductibles and/or maximums on durable medical equipment, decrease the reimbursement received from the third-party payer. Collecting a full allowable amount depends on our ability to obtain reimbursement from the patient's secondary and/or supplemental insurance if the patient has additional coverage, or our ability to collect amounts from individual patients.

Most patients can qualify for reimbursement and payment from Medicare, Medicaid, private insurance or combinations of the foregoing. Our sales continue to be dependent, in part, on the availability of coverage and reimbursement from third-party payers, even though our devices have been cleared for marketing by the FDA. The way reimbursement is sought and obtained varies based upon the type of payer involved and the setting in which the procedure is furnished.

Research and Development

Our research and development ("R&D") capabilities consist of full-time engineering staff and several consultants. We periodically engage consultants and contract engineering employees to supplement our development initiatives. Our team has a demonstrated record of developing new products that receive the appropriate product approvals and regulatory clearances around the world as demonstrated by the FDA 510(k) clearance for the SmartVest Clearway Airway Clearance System received November 2022.

During fiscal 2024 and 2023, we incurred R&D expenses of approximately $656,000 and $916,000, or 1.2% and 1.9% of our net revenues, respectively.

Intellectual Property

As of June 30, 2024, we held 12 United States and 44 foreign-issued patents covering the SmartVest System and its underlying technology. These patents and patent applications offer coverage in the field of air pressure pulse delivery to a human in support of airway clearance.

We generally pursue patent protection for patentable subject matter in our proprietary devices in foreign countries that we have identified as key markets for our products. These markets include the European Union, Japan, and other countries.

We have 13 U.S. trademark registrations along with 111 foreign trademark registrations.

Manufacturing

Our headquarters in New Prague, Minnesota includes a dedicated manufacturing and engineering facility of more than 14,000 square feet, and we are certified on an annual basis to be compliant with International Organization for Standardization ("ISO") 13485 quality system standards. Our site has been audited regularly by the FDA and Notified Body, in accordance with their practices, and we maintain our operations in a manner consistent with their requirements for a medical device manufacturer. While components are outsourced to meet our detailed specifications, each SmartVest System is assembled, tested, and approved for final shipment at our manufacturing site in New Prague, consistent with FDA, Underwriters Laboratory, and ISO standards. Many of our strategic suppliers are located within 100 miles of our headquarters, which enables us to closely monitor our component supply chain. We continually review our suppliers and component sources to ensure adequate availability of critical components and we maintain established inventory levels for critical components and finished goods to assure continuity of supply.

Product Warranties

We provide a warranty on the SmartVest System that covers the cost of replacement parts and labor, or a new SmartVest System in the event we determine a full replacement is necessary. For each homecare SmartVest System initially purchased and currently located in the U.S., we provide a lifetime warranty to the individual patient for whom the SmartVest System is prescribed. For sales to hospitals and HME distributors within the U.S., and for all international sales, we provide a one to five year warranty.

Competition

The original HFCWO technology was licensed to American Biosystems, Inc. (formerly Hill-Rom Holdings, Inc., now part of Baxter International Inc.) ("Baxter"), which, until the introduction of our original MedPulse Respiratory Vest System® in 2000, was the only manufacturer of a product with HFCWO technology cleared for market by the FDA (Hill Rom's The Vest® Airway Clearance System). Respiratory Technologies, Inc. (formerly RespirTech, now part of Koninklijke Phillips N.V.) ("Philips") received FDA clearance to market their HFCWO product, the inCourage® Airway Clearance Therapy in 2005. Both Baxter and Philips employ a direct-to-patient model, with Philips additionally offering its HFCWO device through selected DME distributors.

The AffloVest® from Tactile Systems Technology Inc. ("Tactile Medical") also participates in the same market as our SmartVest System. Tactile Medical primarily sells its device through HME companies who distribute homecare medical devices and supplies.

Alternative products for administering pulmonary therapy include: Positive Expiratory Pressure, Intrapulmonary Percussive Ventilation, CPT and breathing techniques. Physicians may prescribe some or all of these devices and techniques, depending upon each patient's health status, severity of disease, compliance, or personal preference.

Key drivers of HFCWO product sales continue to be improved quality of life through documented clinical outcomes and reduction in healthcare costs through resource utilization evidence. Technology innovations and enhancements to the patient experience such as size and weight of the generator, as well as optimized user interaction increase product reputation and patient satisfaction. We believe we distinguish ourselves in these areas with competitive advantages over alternative treatments ultimately improving the patient comfort, ease of use, and the effectiveness of HFCWO treatment. Because HFCWO is not "technique dependent," as compared to most other alternative pulmonary therapy products, therapy remains consistent and controlled for the duration of treatment.

Governmental Regulation

Medicare and Medicaid

Recent government and private sector initiatives in the U.S. and foreign countries aim at limiting the growth of health care costs including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments, and managed-care arrangements. These initiatives are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices that result in better clinical outcomes. Government programs, including Medicare and Medicaid, have attempted to control costs by limiting the amount of reimbursement the program will pay for procedures or treatments, restricting coverage for certain products or services, and implementing other mechanisms designed to constrain utilization and contain costs. Many private insurance programs look to Medicare as a guide in setting coverage policies and payment amounts. These initiatives have created an increasing level of price sensitivity among our customers.

Home Medical Equipment Licensing

Although we do not fall under competitive bidding for Medicare, we often must satisfy the same licensing requirements as other HME providers that qualify for competitive bidding. In response to out-of-state businesses winning the competitive bidding process, which had a significant impact on small local HME businesses, many states have enacted regulations that require a HME provider to have an in-state business presence, specifically through state HME licensing boards or through state Medicaid programs. In order to do business with any patients in the state or to be a provider for the state Medicaid program, a HME provider must have an in-state presence. In addition to Minnesota, the location of our corporate headquarters, we have a licensed in-state presence in seven other states. We also maintain an in-state presence in California to meet their state Medicaid requirements. In-state presence requirements vary from state to state, but generally require a physical location that is staffed and open during regular business hours. We are licensed to do business in all 50 states.

Product Regulations

Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign regulatory agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of our medical devices, and compliance with these laws and regulations entails significant costs for us. Our regulatory and quality assurance departments provide detailed oversight in their areas of responsibility to support required clearances and approvals to market our products.

In addition to the clearances and approvals discussed below, we obtained ISO 13485 certification in January 2005 and receive annual certification of our compliance to the current ISO quality standards.

FDA Requirements

We have received clearance from the FDA to market our products, including the SmartVest System. We may be required to obtain additional FDA clearance before marketing a new or modified product in the U.S., either through the 510(k)-clearance process or the more complex premarket approval process. The process may be time consuming and expensive, particularly if human clinical trials are required. Failure to obtain such clearances or approvals could adversely affect our ability to grow our business.

Continuing Product Regulation

In addition to its approval processes for new products, the FDA may require testing and post-market surveillance programs to monitor the safety and effectiveness of previously cleared products that have been commercialized and may prevent or limit further marketing of products based on the results of post-mark surveillance results. At any time after marketing clearance of a product, the FDA may conduct periodic inspections to determine compliance with both the FDA's Quality System Regulation ("QSR") requirements and current medical device reporting regulations. Product approvals by the FDA can be withdrawn due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial market clearance. The failure to comply with regulatory standards or the discovery of previously unknown problems with a product or manufacturer could result in fines, delays or suspensions of regulatory clearances, seizures or recalls of products (with the attendant expenses), the banning of a particular device, an order to replace or refund the cost of any device previously manufactured or distributed, operating restrictions and criminal prosecution, as well as decreased sales as a result of negative publicity and product liability claims.

We must register annually with the FDA as a device manufacturer and, as a result, are subject to periodic FDA inspection for compliance with the FDA's QSR requirements that require us to adhere to certain extensive regulations. In addition, the federal Medical Device Reporting regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. We also must maintain certain certifications to sell products internationally, and we undergo periodic inspections by notified bodies to obtain and maintain these certifications.

Advertising and marketing of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under health care reimbursement laws and consumer protection statutes. Competitors and others also can initiate litigation relating to advertising and/or marketing claims. If the FDA were to determine our promotional or training materials constitute promotion of an unapproved or uncleared claim of use, it is possible we would need to modify our training or promotional materials or be subject to regulatory or enforcement actions that could result in civil fines or criminal penalties. Other federal, state or foreign enforcement authorities could also take similar action if they were to determine that our promotional or training materials constitute promotion of an unapproved use, which could result in significant fines or penalties.

Federal Physician Payments Sunshine Act

The Federal Physician Payments Sunshine Act (Section 6002 of the PPACA) (the "Sunshine Act") was adopted on February 1, 2013, to create transparency for the financial relationship between medical device companies and physicians and/or teaching hospitals (covered recipients). In January 2021, the Sunshine Act was expanded to cover payments made to these additional covered recipients, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse midwives. The Sunshine Act requires all manufacturers of drugs and medical devices to annually report to CMS any payments or any other "transfers of value" made to any covered recipients, including but not limited to consulting fees, grants, clinical research support, royalties, honoraria, meals, and value of long-term use (over 90 days) of evaluation equipment. This information is then posted on a public website so that consumers can learn how much was paid to their physician by drug and medical device companies. The Sunshine Act requires ongoing data collection and annual management and reporting by us and imposes civil penalties for manufacturers that fail to report timely, accurately, or completely to CMS.

Fraud and Abuse Laws

Federal health care laws apply to the marketing of our products and when we or our customers submit claims for items or services that are reimbursed under Medicare, Medicaid or other federally funded health care programs. The principal applicable federal laws include:

- the False Claims Act, which prohibits the submission of false or otherwise improper claims for payment to a federally funded health care program;

- the Anti-Kickback Statute, which prohibits offers to pay or receive remuneration of any kind for the purpose of inducing or rewarding referrals of items or services reimbursable by a federal health care program; and

- the Stark Law, which prohibits physicians from profiting (actually or potentially) from their own referrals.

There are often similar state false claims, anti-kickback, and anti-self-referral and insurance laws that apply to state-funded Medicaid and other health care programs and private third-party payers. In addition, the U.S. Foreign Corrupt Practices Act can be used to prosecute companies in the U.S. for arrangements with physicians, or other parties outside the U.S. if the physician or party is a government official of another country and the arrangement violates the law of that country. Enforcement of these regulations has become increasingly stringent, particularly due to more prevalent use of the whistleblower provisions under the False Claims Act, which allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government and to share in any monetary recovery. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties and disbarment from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

Health care fraud and false statement statutes, such as the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations ("HIPAA") and the Health Information Technology for Economic and Clinical Health Act ("HITECH"), also prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private payers, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for health care benefits, items or services.

HIPAA, HITECH and Other Privacy Regulations

Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of such information. HIPAA and HITECH set forth privacy and security standards that govern the use and disclosure of protected electronic health information by "covered entities," which include healthcare providers, health plans and healthcare clearinghouses. Because we provide our products directly to patients and bill third-party payers such as Medicare, Medicaid, and insurance companies, we are a "covered entity" and must comply with these standards. Failure to comply with HIPAA and HITECH or any state or foreign laws regarding personal data protection may result in significant fines or penalties and/or negative publicity. In addition to federal regulations issued under HIPAA and HITECH, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA and HITECH. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Environmental Laws

We are subject to various environmental laws and regulations both within and outside the U.S. Like other medical device companies, our operations involve the use of substances regulated under environmental laws, primarily manufacturing, sterilization, and disposal processes. We do not expect that compliance with environmental protection laws will have a material impact on our results of operations, financial position, or cash flows.

Human Capital

We believe that our dedicated, talented employees are our most valuable resource and a key strength in accomplishing our collective mission and goals. As of June 30, 2024, we had 174 employees, who are in 31 states throughout the United States. 18 of our employees were respiratory therapists licensed by appropriate state professional organizations. We also had approximately 170 respiratory therapists and health care professionals retained on a non-exclusive, independent contractor basis to provide training to our customers in the U.S. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good.

We are committed to attracting, retaining, and developing diverse and high-performing talent that includes a strong focus on performance and development, total rewards, diversity, inclusion and equity, and employee safety. These serve as the pillars to our human capital management framework.

We understand that our success and growth depend on attracting, retaining, and developing talent across all levels of the organization. Our recruitment strategies are continuously reviewed with leadership and partners to ensure our practices align with our mission, purpose, and values.

We believe in ensuring that employees understand our mission, purpose, and goals as well as their impact on our success. We use an annual performance review process to support development and performance discussions with employees. In addition, every employee is eligible to participate in our incentive plan, which allows us to share the rewards of the company with the people who significantly contribute to our success.

To cultivate a learning culture that provides enhancement and growth for our people, we offer educational assistance, online training, seminars, specific skill training, and participation in business and industry organizations. We are also committed to contributing our talents and resources to serve the communities in which we live and work through various charitable campaigns, employee programs and volunteerism. We believe that this commitment assists in our efforts to attract and retain employees.

We believe that sharing rewards is essential to increasing employee engagement and improving morale and creating a positive culture. We also offer our employees a competitive salary and benefits package and are committed to continuous review of these programs. These benefits include but are not limited to retirement savings, a variety of health insurance options and other benefits programs, including dental and vision, disability insurance, contributions to health savings accounts, paid maternity/paternity leave, and wellness resources. In addition, we offer opportunities for remote work and flexible schedules and location, depending on business needs and the specific role.

We are committed to ensuring a diverse workforce in a safe environment by maintaining compliance with applicable employment laws and governmental regulations. Treating employees with dignity and equality is of utmost importance in everything we do. We take pride in the fact that women represent 54% of our total managerial roles. We pride ourselves on accepting, hearing, and celebrating multiple approaches and points of view and building on an inclusive and diverse culture.

Safety is a vital aspect of the success of our people and business. We are proud of our employees' collective commitment to secure and maintain safe work practices within our manufacturing operations. We also provide wellbeing services to support each employee's physical and mental health and will continue to emphasize the importance of the safety and health of our employees in all we do.

Available Information

Our Internet address is www.smartvest.com. We have made available on our website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. Reports of beneficial ownership filed by our directors and executive officers pursuant to Section 16(a) of the Exchange Act are also available on our website. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. The SEC also maintains an Internet site that contains our reports, proxy and information statements, and other information we file or furnish with the SEC, available at www.sec.gov.

Item 1A.   Risk Factors.

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 1B.   Unresolved Staff Comments.

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 1C. Cybersecurity.

Protecting the privacy of customer and personnel information is important to us, and we maintain security protocols and processes, including ongoing training and education for all personnel, designed to combat the risk of unauthorized access or inadvertent disclosure. Our business operations involve confidential information, including patient health information subject to regulation as discussed under "*HIPAA, HITECH and Other Privacy Regulations*" above. Our information technology infrastructure is designed to offer reliability, scalability, performance, security and privacy for our personnel, clients, and third-party contractors.

Cybersecurity Risk Management and Strategy

We have designed and implemented a cybersecurity risk management program to help us identify, assess, and mitigate cybersecurity risks relevant to our business, based on the National Institute of Standards and Technology (NIST) Cyber Security Framework. The cybersecurity risk management program is integrated into our Enterprise Risk Management (ERM) program.

Our cybersecurity risk management program includes:

- dedicated cybersecurity professionals who analyze cybersecurity threats, define cybersecurity policy and requirements, implement protections, and monitor and respond to cybersecurity incidents;

- cybersecurity regulatory-based risk assessments for the Company's systems and applications (where required);

- a formal incident response plan, in which incidents are classified based upon the severity, impact, and the potential harm that can be caused by the incident;

- monthly information security training program for all employees, including phishing awareness training; and

- engagement of third-party service providers to conduct assessments of the Company's cybersecurity risk management program, penetration testing, and vulnerability testing.

To date, the Company is not aware of any cybersecurity incident that has had or is reasonably likely to have a material impact on the Company's business strategy, results of operations or financial condition. However, despite our security measures, there can be no assurance that the Company, or the third parties with which we interact, will not experience a cybersecurity incident in the future that may materially affect us.

Cybersecurity Governance

The Audit Committee and the Board of Directors provide oversight of cybersecurity risk management. The cybersecurity risk management program is co-led by senior leaders of our management and third-party service providers. Between our senior leaders, there is a combined 30+ years of experience assisting public and privately held companies in a variety of industries, leading several enterprise-wide transformation initiatives to adapt to changing cybersecurity threats. Our Director of IT leads the IT organization, reports directly to the Chief Financial Officer and works closely with the President and Chief Executive Officer to guide strategic direction and IT decisions to drive business outcomes. Our Board of Directors is engaged in the Company's Enterprise Risk Management (ERM) program and receives briefings on the outcomes of the ERM program and the steps the Company takes to mitigate risks that the program identifies. The Audit Committee oversees the Company's cybersecurity strategies, systems, and controls to ensure reliability and prevent unauthorized access. The Audit Committee discusses policies with respect to risk assessment and risk management, including risks associated with the reliability and security of the Company's information technology and security systems, and the steps management has undertaken to monitor and control such exposures. The Audit Committee and Board of Directors receives regular updates on the Company's cybersecurity risk management program from the Chief Financial Officer, Director of IT and third party managed service provider CISO.

Item 2.   Properties.

We own our principal headquarters and manufacturing facilities, consisting of approximately 37,000 square feet, which are located on an approximately 2.3-acre parcel in New Prague, Minnesota. Nearly all of the Company's revenues, profits, and assets are associated with this facility. We believe that our facilities are satisfactory for our long-term growth plans.

Item 3.   Legal Proceedings.

The disclosure regarding legal proceedings set forth in Note 11 to our Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference. Occasionally, we may be party to legal actions, proceedings, or claims in the ordinary course of business, including claims based on the assertions of patent and trademark infringement. Corresponding costs are accrued when it is probable that loss will be incurred, and the amount can be precisely or reasonably estimated. We are not aware of any undisclosed actual or threatened litigation that would have a material adverse effect on our financial condition or results of operations.

Item 4.   Mine Safety Disclosures.

None.


PART II


Item 5.   Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the NYSE American under the symbol "ELMD".

As of August 20, 2024, there were 53 registered holders of our common stock.

Dividends

We have never paid cash dividends on any of our shares of common stock. We currently intend to retain any earnings for use in operations and do not anticipate paying cash dividends to our shareholders in the foreseeable future. The agreement governing our credit facility restricts our ability to pay dividends.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Company and Affiliated Purchasers

On May 26, 2021, our Board of Directors approved a stock repurchase authorization. Under the authorization, we were originally able to repurchase up to $3.0 million of outstanding shares of our common stock through May 26, 2022. On May 26, 2022, our Board of Directors removed the date limitation. The shares of our common stock may be repurchased on the open market or in privately negotiated transactions subject to applicable securities laws and regulations. As of June 30, 2024, a total of 258,356 shares have been repurchased and retired under this authorization for a total cost of $3.0 million. As a result, the authorization has been exhausted in its entirety. The following table sets forth information concerning purchases of shares of our common stock for the three months ended June 30, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
April 1 – April 30, 2024	—	$ —	—	$ 275,000
May 1 – May 31, 2024	—	—	—	$ 275,000
June 1 – June 30, 2024	18,361	14.95	18,361	$ —
Total	18,361	$ 14.95	18,361	

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. The forward-looking statements include statements that reflect management's good faith beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our future development plans, capital resources and requirements, results of operations, and future business performance. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those discussed in the section entitled "Information Regarding Forward-Looking Statements" immediately preceding Part I of this Annual Report on Form 10-K.

Overview

Electromed develops and provides innovative airway clearance products applying HFCWO technologies in pulmonary care for patients of all ages.

We manufacture, market and sell products that provide HFCWO, including the SmartVest System that includes our newest generation SmartVest Clearway®, previous generation SmartVest SQL® and related products, to patients with compromised pulmonary function. The SmartVest Clearway is an updated and modern approach to HFCWO focused on an enhanced patient experience and proven patient outcomes. The product delivers effective 360° oscillatory pressure through our proprietary rapid inflate-deflate technology which improves the patient's ability to breathe deeply during therapy. SmartVest Clearway is the smallest, and lightest generator on the market, and is designed with an intuitive touchscreen to simplify programing and everyday use. Our products are sold in both the homecare market and the hospital market. The SmartVest SQL has been sold in the domestic homecare market since 2014. In 2015, we launched the SmartVest SQL into hospital and certain international markets. In June 2017, we announced the launch of the SmartVest SQL with SmartVest Connect™ wireless technology, which allows data connection between physicians and patients to track therapy performance and collaborate in treatment decisions. In 2022, we launched the SmartVest Clearway to adult pulmonary, pediatric and cystic fibrosis patients for use in the home. We have marketed the SmartVest System and its predecessor products since 2000 to patients suffering from cystic fibrosis, bronchiectasis and repeated episodes of pneumonia. Additionally, we offer our products to a patient population that includes neuromuscular disorders such as cerebral palsy, muscular dystrophies, ALS, and patients with post-surgical complications or who are ventilator dependent or have other conditions involving excess secretion and impaired mucus transport.

The SmartVest System is often eligible for reimbursement from major private insurance providers, health maintenance organizations ("HMOs"), state Medicaid systems, and the federal Medicare system, which we believe is an important consideration for patients considering an HFCWO course of therapy. For domestic sales, the SmartVest System may be reimbursed under the Medicare-assigned billing code (E0483) for HFCWO devices if the patient has cystic fibrosis, bronchiectasis (including chronic bronchitis or COPD that has resulted in a diagnosis of bronchiectasis), or any one of certain enumerated neuromuscular diseases, and can demonstrate that another less expensive physical or mechanical treatment did not adequately mobilize retained secretions. Private payers consider a variety of sources, including Medicare, as guidelines in setting their coverage policies and payment amounts.

We have primarily employed a direct-to-patient and provider model, through which we obtain patient referrals from clinicians, manage insurance claims on behalf of our patients and their clinicians, deliver our solutions to patients and train them on proper use in their homes. This model allows us to directly approach patients and clinicians, whereby we disintermediate the traditional durable medical equipment channel and capture both the manufacturer and distributor margins. We have engaged a limited number of regional durable medical equipment distributors focused on respiratory therapies as an alternate sales channel.

Our key growth strategies for fiscal 2025 are to accelerate our revenue growth by taking market share and expanding the addressable population for the largest and fastest growing segments of the market: adult pulmonology/bronchiectasis. Actions to support accelerating our revenue growth include the following:

- Expand our sales force in targets geographies with high potential, adding an additional three territories and direct sales reps;

- Increase SmartVest brand awareness through direct-to-consumer and physician marketing, and peer to peer education;

- Provide best-in-class customer care and support; and

- Develop and promulgate the body of bronchiectasis clinical evidence to increase physician adoption of the SmartVest System for patients.

Impacts of Certain Macro-Economic Conditions and the Supply Chain on Our Business and Operations

We observed increased lead times for certain components in our supply chain and increased material costs and shipping rates during the second half of fiscal 2022 and all of fiscal 2023. The changes to our supply chain lead times resulted in a temporary interruption that impacted product availability for certain customers beginning in September 2022 and continued through June 2023. In fiscal 2024, we experienced a return to normal supply chain lead times through renegotiated supplier agreements and improved long-term material requirements planning. We expect that material costs and shipping rates will continue to be a challenge during fiscal 2025 relating to supply chain availability and inflationary trends in electronic components and may extend to other components. In certain instances, we have purchased key materials in advance to ensure adequate future supply and mitigate the risk of potential supply chain disruptions. It is possible that these macro-economic conditions could have a greater adverse impact on our supply chain in the future, including impacts associated with preventative and precautionary measures taken by other businesses and applicable governments. A reduction or further interruption in any of our manufacturing processes could have a material adverse effect on our business. Any significant increases to our raw material or shipping costs could reduce our gross margins.

Critical Accounting Estimates

During the preparation of our financial statements, we are required to make estimates, assumptions and judgment that affect reported amounts. Those estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities, and our reported revenues and expenses. We update these estimates, assumptions, and judgments as appropriate. Some of our accounting policies and estimates require us to exercise significant judgment in selecting the appropriate assumptions for calculating financial statements. Such judgments are subject to an inherent degree of uncertainty. Among other factors, these judgments are based upon our historical experience, known trends in our industry, terms of existing contracts and other information from outside sources, as appropriate. The following is a summary of our primary critical accounting policies and estimates. See also Note 1 to the Financial Statements, included in Part II, Item 8, of this Annual Report on Form 10-K.

Revenue Recognition

Revenue is measured based on consideration specified in the contract with a customer, adjusted for any applicable estimates of variable consideration and other factors affecting the transaction price, including consideration paid or payable to customers and significant financing components. Revenue from all customers is recognized when a performance obligation is satisfied by transferring control of a distinct good or service to a customer.

Individual promised goods and services in a contract are considered a performance obligation and accounted for separately if the individual good or service is distinct (i.e., the customer can benefit from the good or service on its own or with other resources that are readily available to the customer and the good or service is separately identifiable from other promises in the arrangement). If an arrangement includes multiple performance obligations, the consideration is allocated between the performance obligations in proportion to their estimated standalone selling price, unless discounts or variable consideration is attributable to one or more but not all the performance obligations. Costs related to products delivered are recognized in the period incurred, unless criteria for capitalization of costs under Accounting Standards Codification ("ASC") 340-40, "Other Assets and Deferred Costs," or the requirements under other applicable accounting guidance are met.

The Company includes shipping and handling fees in net revenues. Shipping and handling costs associated with the shipment of the Company's SmartVest System after control has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenues.

We request that customers return previously sold units that are no longer in use to us to limit the possibility that such units would be resold by unauthorized parties or used by individuals without a prescription. The customer is under no obligation to return the product; however, we do reclaim the majority of previously sold units upon the discontinuance of patient usage. We are certified to recondition and resell returned SmartVest System units. Returned units are typically reconditioned and resold or used for demonstration equipment and warranty replacement parts.

Inventory Valuation

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Work in process and finished goods are carried at standard cost, which approximates actual cost, and includes materials, labor and allocated overhead. The reserve for obsolescence is determined by analyzing the inventory on hand and comparing it to expected future sales. Estimated inventory to be returned is based on the number of devices that have shipped that are expected to be returned prior to completion of the insurance reimbursement process.

16

Warranty Reserve

The Company provides a lifetime warranty on its products to the prescribed patient for homecare sales within the U.S. and a one to five-year warranty for all homecare distributor, hospital and other sales. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. Factors that affect the Company's warranty reserve include the number of units shipped, historical and anticipated rates of warranty claims, the product's useful life and cost per claim. The Company periodically assesses the adequacy of its recorded warranty reserve and adjusts the amounts as necessary.

Share-Based Compensation

Share-based payment awards consist of options to purchase shares of our common stock issued to employees, restricted stock awards, and performance-based awards. Expense for options is estimated using the Black-Scholes pricing model at the date of grant and expense for restricted stock is determined by the closing price on the day the grant is made. Expense is recognized on a graded vesting basis over the requisite service or vesting period of the award, or at the time services are provided for non-employee awards. Expenses for performance-based awards with market conditions is estimated using the Monte-Carlo pricing model at the date of grant and expense is recognized on a straight-line basis. In determining the fair value of options and performance-based awards with market conditions, we make various assumptions using the Black-Scholes and Monte-Carlo pricing models respectively, including expected risk-free interest rate, stock price volatility, and life. See Note 8 to the Financial Statements included in Part II, Item 8, of this Annual Report on Form 10-K for a description of these assumptions.

Results of Operations

Fiscal Year Ended June 30, 2024 Compared to Fiscal Year Ended June 30, 2023

Revenues

Revenue for the fiscal years ended June 30, 2024 and 2023 are summarized in the table below.

	Fiscal Years Ended June 30,			
	2024	2023	Increase (Decrease)	
Homecare Revenue	$ 49,503,000	$ 43,945,000	$ 5,558,000	12.6%
Hospital Revenue	2,535,000	2,080,000	455,000	21.9%
Homecare Distributor Revenue	1,852,000	1,618,000	234,000	14.5%
Other Revenue	826,000	424,000	402,000	94.8%
Total Revenue	$ 54,716,000	$ 48,067,000	$ 6,649,000	13.8%

Homecare Revenue. Homecare revenue increased by $5,558,000, or 12.6%, in fiscal 2024 compared to fiscal 2023. The increase in revenue was due to an increase in direct sales representatives, higher quality referrals, and efficiencies recognized within our reimbursement department. Efficiencies were due to recent investments aimed at increasing referral conversion rates and decreasing conversion processing time resulting in recognizing revenue on more units in fiscal 2024.

Hospital Revenue. Hospital revenue increased by $455,000, or 21.9%, in fiscal 2024 compared to fiscal 2023. Hospital revenue includes sales to hospitals, rental companies and other institutions. The increase was primarily due to an increase in sales representatives focused on the hospital market as well as increased capital and disposable demand.

Homecare Distributor Revenue. Homecare distributor revenue increased by $234,000, or 14.5%, in fiscal 2024 compared to fiscal 2023. The revenue increase in fiscal 2024 was due to increased demand from one of our primary homecare distribution partners. We sell to a limited number of home medical equipment distributors, who in turn sell our SmartVest System in the U.S. homecare market.

17

Other Revenue. Other revenue increased by $402,000, or 94.8%, in fiscal 2024 compared to fiscal 2023. The increase in other revenue was primarily due to increased demand of international distributor purchases and purchases by customers that do not fall within the other markets described above.

Gross Profit

Gross profit increased to $41,726,000 in fiscal 2024, or 76.3% of net revenues, from $36,519,000 or 76.0% of net revenues, in fiscal 2023. The increase in gross profit was primarily due to increased revenue in fiscal 2024, decreased shipping expenses and increased material costs in the prior year to expedite inventory purchases which did not recur in the current year.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses were $34,489,000 in fiscal 2024, representing an increase of $2,894,000 or 9.2% from $31,595,000 in fiscal 2023.

SG&A payroll and compensation-related expenses including health insurance benefits and other compensation increased by $2,885,000, or 14.0%, to $23,437,000 in fiscal 2024, compared to $20,552,000 in fiscal 2023. The increase in the current year was primarily due to increases in share-based compensation, salaries, and incentive compensation related to the higher average number of sales, sales support, marketing, and reimbursement personnel to process higher patient referrals. We have also continued to provide regular merit-based increases for our employees and are regularly benchmarking our compensation ranges including share-based compensation for new and existing employees to ensure we can hire and retain the talent needed to drive growth in our business. Field sales employees totaled 62, of which 53 were direct sales, as of June 30, 2024, compared to 55 as of June 30, 2023, of which 46 were direct sales. We expect to continue to expand our salesforce to align with our revenue growth projections.

Travel, meals and entertainment expenses increased $352,000, or 11.8%, to $3,342,000 for fiscal 2024 compared to $2,990,000 in fiscal 2023. The increase in the current year was primarily due to a higher average number of direct sales representatives, higher travel costs, an increased number of sales territories and a mid-year sales meeting held in fiscal 2024.

Professional and legal fees, including recruiting and insurance expenses, decreased by $456,000, or 8.6%, to $4,828,000 in fiscal 2024, compared to $5,284,000 in fiscal 2023. Professional fees include services related to legal costs, shareowner services and reporting requirements, information technology technical support and consulting fees. The decrease was primarily related to fiscal 2023 costs such as legal and consulting costs associated with the termination of the Public Health Emergency for COVID-19, recruiting costs for multiple senior leadership positions and legal fees related to a reimbursement project, all of which did not recur in fiscal 2024.

Total discretionary marketing expenses increased by $452,000, or 43.7% to $1,487,000 in fiscal 2024, compared to $1,035,000 in fiscal 2023. The increase in the current year was primarily due to an investment in market research, direct-to-consumer and direct-to-physician marketing.

Research and Development Expenses

R&D expenses decreased by $260,000, or 28.4%, to $656,000 in fiscal 2024 compared to $916,000 in fiscal 2023. The decrease in the current year was primarily due to reduced costs associated with our SmartVest Clearway platform development in the prior year which has now been launched into the Homecare and Hospital markets.

Interest Income, net

Net interest income was approximately $455,000 in fiscal 2024 compared to net interest income of $78,000 in fiscal 2023. The increase in the current year was primarily due to increased savings rates on higher cash balances.

Income Tax Expense

Income tax expense in fiscal 2024 was $1,886,000, which includes a current tax expense of $2,457,000 and a deferred benefit of $571,000. Estimated income tax expense includes a current federal and state tax benefit of approximately $103,000 related to the excess tax benefit for fully vested stock options and non-qualified stock options that were exercised during the period.

Income tax expense in fiscal 2023 was $920,000, which includes a current tax expense of $963,000 and a deferred benefit of $43,000. Estimated income tax expense includes a current federal and state tax benefit of approximately $250,000 related to the excess tax benefit for fully vested stock options and non-qualified stock options that were exercised during the period.

The effective tax rates were 26.8% and 22.5% for fiscal 2024 and 2023, respectively. The effective tax rates differ from the statutory federal rate because of state income taxes, R&D tax credits, and other permanent items that are non-deductible for tax purposes relative to the amount of taxable income.

Net Income

Net income for fiscal 2024 was $5,150,000, compared to net income of $3,166,000 in fiscal 2023. The increase of $1,984,000, or 62.7% in the current year net income was primarily due to revenue growth, decreased professional fees, and increased interest income.

Liquidity and Capital Resources

Cash Flows and Sources of Liquidity

Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal 2024 was $9,067,000. Cash flows from operating activities consisted of net income of $5,150,000, non-cash expenses of approximately $1,962,000, a decrease in prepaid expenses and other assets of $1,321,000, a decrease in accounts receivable of $797,000, a decrease in inventories of $459,000 and an increase in accrued compensation of $875,000. These cash flows from operating activities were offset by a decrease in accounts payable and accrued liabilities of $1,206,000, an increase of $232,000 in contract assets and a decrease in income tax payable of $59,000.

Cash Flows from Investing Activities

Net cash used in investing activities in fiscal 2024 was approximately $395,000. Cash used in investing activities consisted of approximately $287,000 in expenditures for property and equipment, which included approximately $62,000 for software and $225,000 for equipment, and $108,000 in payments for patent and trademark costs.

Cash Flows from Financing Activities

Net cash provided by financing activities in fiscal 2024 was approximately $36,000, consisting of $311,000 received from the issuance of common stock upon the exercise of options, partially offset by $275,000 used for our share repurchase program.

Adequacy of Capital Resources

Our primary working capital requirements relate to adding employees to our sales force and support functions, continuing infrastructure investments, and supporting general corporate needs, including financing equipment purchases and other capital expenditures incurred in the ordinary course of business. Based on our current operational performance, we believe our working capital of approximately $36,496,000 and available borrowings under our existing credit facility will provide sufficient liquidity to meet our anticipated working capital and other liquidity needs for at least the next twelve months from the date of this report.

Effective December 13, 2023, we renewed our credit facility, which provides us with a revolving line of credit. Interest on borrowings on the line of credit accrues at the prime rate (8.50% as of June 30, 2024) less 1.0% and is payable monthly. There was no outstanding principal balance on the line of credit as of June 30, 2024, or June 30, 2023. The amount eligible for borrowing on the line of credit is limited to the lesser of $2,500,000 or 57.0% of eligible accounts receivable, and the line of credit expires on December 18, 2025, if not renewed. As of June 30, 2024, the maximum $2,500,000 was available under the line of credit. Payment obligations under the line of credit are secured by a security interest in substantially all of our tangible and intangible assets.

The documents governing our line of credit contain certain financial and nonfinancial covenants that include a minimum tangible net worth of not less than $10,125,000 and restrictions on our ability to incur certain additional indebtedness or pay dividends.

Any failure to comply with these covenants in the future may result in an event of default, which if not cured or waived, could result in the lender accelerating the maturity of our indebtedness, preventing access to additional funds under the line of credit, requiring prepayment of outstanding indebtedness, or refusing to renew the line of credit. If the maturity of the indebtedness is accelerated or the line of credit is not renewed, sufficient cash resources to satisfy the debt obligations may not be available and we may not be able to continue operations as planned. If we are unable to repay such indebtedness, the lender could foreclose on these assets.

During fiscal 2024 and 2023, we spent approximately $287,000 and $1,648,000, respectively, on property and equipment. We currently expect to finance planned equipment purchases with cash flows from operations or borrowings under our credit facility. We may need to incur additional debt if we have an unforeseen need for additional capital equipment or if our operating performance does not generate adequate cash flows.

While the impact of macroeconomic conditions and other factors such as inflation are difficult to predict, we believe our cash, cash equivalents and cash flows from operations will be sufficient to meet our working capital, capital expenditure, operational cash requirements for at least the next twelve months from the date of this report.

Accounting Standards Recently Issued But Not Yet Adopted by the Company

See Note 1 of the Notes to our Financial Statements in this Annual Report on Form 10-K for information on new accounting standards adopted in fiscal 2024 or pending adoption.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

Item 8.   **Financial Statements and Supplementary Data.**

Index to Financial Statements

F-1

<p style="text-align: center">Report of Independent Registered Public Accounting Firm</p>

Shareholders and Board of Directors
Electromed, Inc.

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Electromed, Inc. (the Company) as of June 30, 2024 and 2023, the related statements of operations, shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of Customer Revenue Net of Adjustments
As discussed in Note 2 to the financial statements, revenues are recognized at a point in time when control passes to the customer upon product shipment or delivery. Net patient revenues (patient revenue less estimated adjustments) are recognized at the estimated net realizable amounts from third-party payers and customers in exchange for the product. The Company has agreements with third-party payers that provide for payments at amounts different from its established rates. Each quarter, the Company estimates its adjustments for each sale based on the terms of third-party payer contracts and historical collections experience, then applies an estimate for an adjustment reserve percentage to the gross accounts receivable balances.

<p style="text-align: center">F-2</p>

We identified the measurement of the adjustment reserve related to customer revenue as a critical audit matter due to the audit effort, degree of auditor judgment, and subjectivity involved in evaluating the audit evidence related to management's estimate.

Our audit procedures related to the Company's measurement of the adjustment reserve included the following, among others.

- Recalculated the contractual and collection reserve estimates and compared them to the general ledger.

- Selected samples of product sales, additional revenue collections and writeoffs, to inspect and compare to the underlying source documents and to test the reasonableness of the contractual adjustment and collection percentage assumptions used in management's estimate.

- Evaluated the reasonableness of management's estimate of contractual and collection reserves by:

    - Comparing the estimates of realization percentages to historical net collection percentages for portfolio groups.

    - Evaluating whether quarterly historical realization percentages were reasonable and qualitatively consistent with internal and external independent data.

/s/ RSM US LLP

We have served as the Company's auditor since 2010.

Rochester, Minnesota
August 27, 2024

Electromed, Inc.
Balance Sheets
June 30, 2024 and 2023

		June 30,		
		2024		2023
Assets				
Current Assets				
Cash and cash equivalents	$	16,080,000	$	7,372,000
Accounts receivable (net of allowances for credit losses of $45,000)		23,333,000		24,130,000
Contract assets		719,000		487,000
Inventories		3,712,000		4,221,000
Prepaid expenses and other current assets		329,000		1,577,000
Total current assets		44,173,000		37,787,000
Property and equipment, net		5,165,000		5,672,000
Finite-life intangible assets, net		657,000		605,000
Other assets		87,000		161,000
Deferred income taxes		2,152,000		1,581,000
Total assets	$	52,234,000	$	45,806,000
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	$	1,010,000	$	1,372,000
Accrued compensation		3,893,000		3,018,000
Income tax payable		277,000		336,000
Warranty reserve		1,567,000		1,378,000
Other accrued liabilities		930,000		1,949,000
Total current liabilities		7,677,000		8,053,000
Other long-term liabilities		12,000		86,000
Total liabilities		7,689,000		8,139,000
Shareholders' Equity				
Common stock, $0.01 par value, 13,000,000 shares authorized; 8,637,883 and 8,555,236 issued and outstanding, as of June 30, 2024 and June 30, 2023, respectively		87,000		86,000
Additional paid-in capital		20,790,000		18,788,000
Retained earnings		23,668,000		18,793,000
Total shareholders' equity		44,545,000		37,667,000
Total liabilities and shareholders' equity	$	52,234,000	$	45,806,000

See Notes to Financial Statements.

Electromed, Inc.
Statements of Operations
Years Ended June 30, 2024 and 2023

		Years Ended June 30,		
		2024		**2023**
Net revenues	$	54,716,000	$	48,067,000
Cost of revenues		12,990,000		11,548,000
Gross profit		41,726,000		36,519,000
Operating expenses				
Selling, general and administrative		34,489,000		31,595,000
Research and development		656,000		916,000
Total operating expenses		35,145,000		32,511,000
Operating income		6,581,000		4,008,000
Interest income, net		455,000		78,000
Net income before income taxes		7,036,000		4,086,000
Income tax expense		1,886,000		920,000
Net income	$	5,150,000	$	3,166,000
Income per share:				
Basic	$	0.60	$	0.37
Diluted	$	0.58	$	0.36
Weighted-average common shares outstanding:				
Basic		8,562,245		8,463,684
Diluted		8,864,585		8,700,833

See Notes to Financial Statements.

Electromed, Inc.
Statements of Shareholders' Equity
Years Ended June 30, 2024 and 2023

	Common Stock		Additional	Retained	Total Shareholders'
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance as of June 30, 2022	8,475,436	$ 85,000	$ 18,308,000	$ 15,780,000	$ 34,173,000
Net income	—	—	—	3,166,000	3,166,000
Issuance of restricted stock, net	28,701	—	—	—	—
Issuance of common stock upon exercise of options	66,467	1,000	82,000	—	83,000
Taxes paid on stock option exercised on a net basis	—	—	(310,000)	—	(310,000)
Share-based compensation expense	—	—	708,000	—	708,000
Repurchase of common stock	(15,368)	—	—	(153,000)	(153,000)
Balance as of June 30, 2023	8,555,236	86,000	18,788,000	18,793,000	37,667,000
Net income	—	—	—	5,150,000	5,150,000
Issuance of restricted stock, net	44,428	—	—	—	—
Issuance of common stock upon exercise of options	56,580	1,000	310,000	—	311,000
Share-based compensation expense	—	—	1,692,000	—	1,692,000
Repurchase of common stock	(18,361)	—	—	(275,000)	(275,000)
Balance as of June 30, 2024	8,637,883	$ 87,000	$ 20,790,000	$ 23,668,000	$ 44,545,000

See Notes to Financial Statements.

Electromed, Inc.
Statements of Cash Flows
Years Ended June 30, 2024 and 2023

		Years Ended June 30,		
		2024		**2023**
Cash Flows from Operating Activities				
Net income	$	5,150,000	$	3,166,000
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		789,000		550,000
Amortization of finite-life intangible assets		52,000		63,000
Share-based compensation expense		1,692,000		708,000
Deferred income taxes		(571,000)		(43,000)
Changes in operating assets and liabilities:				
Accounts receivable		797,000		(3,078,000)
Contract assets		(232,000)		(201,000)
Inventories		459,000		(1,033,000)
Prepaid expenses and other assets		1,321,000		202,000
Income tax payable		(59,000)		285,000
Accounts payable and accrued liabilities		(1,206,000)		420,000
Accrued compensation		875,000		276,000
Net cash provided by operating activities		9,067,000		1,315,000
Cash Flows from Investing Activities				
Expenditures for property and equipment		(287,000)		(1,648,000)
Expenditures for finite-life intangible assets		(108,000)		(68,000)
Net cash used in investing activities		(395,000)		(1,716,000)
Cash Flows from Financing Activities				
Issuance of common stock upon exercise of options		311,000		83,000
Taxes paid on stock options exercised on a net basis		—		(310,000)
Repurchase of common stock		(275,000)		(153,000)
Net cash provided by (used in) financing activities		36,000		(380,000)
Net increase (decrease) in cash		8,708,000		(781,000)
Cash and cash equivalents				
Beginning of period		7,372,000		8,153,000
End of period	$	16,080,000	$	7,372,000
Supplemental Disclosures of Cash Flow Information				
Cash paid for income taxes	$	2,514,000	$	676,000
Supplemental Disclosures of Noncash Investing and Financing Activities				
Property and equipment acquisitions in accounts payable	$	4,000	$	60,000
Intangible asset acquisitions in accounts payable	$	—	$	4,000
Lease assets obtained in exchange for new operating lease liabilities	$	—	$	120,000
Demonstration equipment transferred from inventory to property and equipment	$	50,000	$	10,000

See Notes to Financial Statements.

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business: Electromed, Inc. (the "Company") develops, manufactures and markets innovative airway clearance products that apply High Frequency Chest Wall Oscillation ("HFCWO") therapy in pulmonary care for patients of all ages. The Company markets its products in the U.S. to the homecare and hospital markets. The Company also sells internationally through distributors. International sales were $470,000 and $424,000 for the fiscal years ended June 30, 2024 ("fiscal 2024") and June 30, 2023 ("fiscal 2023"), respectively.

Since its inception, the Company has operated in a single industry segment: developing, manufacturing, and marketing medical equipment.

A summary of the Company's significant accounting policies follows:

Use of estimates: Management uses estimates and assumptions in preparing the financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used. The Company believes the critical accounting policies that require the most significant assumptions and judgments in the preparation of its financial statements include revenue recognition and the related estimation of variable consideration, inventory valuation, share-based compensation and warranty reserve.

Revenue recognition: Revenue is measured based on consideration specified in the contract with a customer, adjusted for any applicable estimates of variable consideration and other factors affecting the transaction price, including noncash consideration, consideration paid or payable to customers and significant financing components. Revenue from all customers is recognized when a performance obligation is satisfied by transferring control of a distinct good or service to a customer. See Note 2 for information on revenue.

Shipping and handling expense: Shipping and handling charges incurred by the Company are included in cost of revenues and were $383,000 and $896,000 for fiscal 2024 and 2023, respectively.

Cash and cash equivalents: Cash and cash equivalents consist of cash in bank deposits and money market funds with original maturities of three months or less at the time of purchase. The Company has not experienced any losses in these accounts.

Accounts receivable: The Company's accounts receivable balance is comprised of amounts due from individuals, hospitals and distributors. Balances due from individuals are typically remitted to the Company by third-party reimbursement agencies such as Medicare, Medicaid and private insurance companies. Accounts receivable are carried at amounts estimated to be received from patients under reimbursement arrangements with third-party payers. Accounts receivable are also net of an allowance for credit losses. Management determines the allowance for credit losses by regularly evaluating individual customer accounts and separately considering macroeconomic trends in determining expected losses. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Contract assets: Contract assets include amounts recognized as revenue that are estimates of variable consideration for Medicare appeals where the final determination of the insurance coverage amount is dependent on future approval of an appeal, or when the consideration due to the Company is dependent on a future event such as the patient meeting a deductible prior to the Company's claim being processed by the payer. Contract assets are classified as current as amounts will turn into accounts receivable and be collected during the Company's normal business operating cycle. Contract assets are reclassified to accounts receivable when the right to receive payment is unconditional.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. Work in process and finished goods are carried at standard cost, which approximates actual cost, and includes materials, labor and allocated overhead. Standard costs are reviewed at least annually by management, or more often in the event circumstances indicate a change in cost has occurred. The reserve for obsolescence is determined by analyzing the inventory on hand and comparing it to expected future sales. Estimated inventory to be returned is based on how many devices that have shipped that are expected to be returned prior to completion of the insurance reimbursement process.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term. The Company retains ownership of demonstration equipment in the possession of both inside and outside sales representatives, who use the equipment in the sales process.

Leases: The Company determines if an arrangement is a lease at inception. Where an arrangement is a lease, the Company determines if it is an operating lease or a finance lease. At lease commencement, the Company records a lease liability and corresponding right of use ("ROU") asset. Lease liabilities represent the present value of our future lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the Company's lease liability is determined using its incremental collateralized borrowing rate at lease inception. ROU assets represent the Company's right to control the use of the leased assets during the lease and are recognized in an amount equal to the lease liability for leases with an initial term greater than 12 months. Over the lease term (operating leases only), the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized to consolidated statement of operations in a manner that results in straight line expense recognition.

Finite-life intangible assets: Finite-life intangible assets include patents and trademarks. These intangible assets are amortized on a straight-line basis over their estimated useful lives, as described in Note 5.

Long-lived assets: Long-lived assets, primarily property and equipment and finite-life intangible assets, are evaluated for impairment when significant events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. In evaluating recoverability, the following factors, among others, are considered: a significant change in the circumstances used to determine the amortization period, an adverse change in legal factors or in the business climate, a transition to a new product or service strategy, a significant change in customer base, and a realization of failed marketing efforts. The recoverability of an asset or asset group is measured by a comparison of the carrying value of the asset to future undiscounted cash flows.

The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's or assets group's carrying amount over its estimated fair value.

In addition, we periodically reassess the estimated remaining useful lives of our long-lived and finite-life intangible assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying amount or estimated remaining useful lives of our long-lived or amortizable intangible assets.

Warranty liability: The Company provides a lifetime warranty on its products to the prescribed patient for homecare sales within the U.S. and a one to five-year warranty for all homecare distributor, hospital and other sales. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped or delivered. Factors that affect the Company's warranty liability include the number of units shipped, historical and anticipated rates of warranty claims, the product's useful life, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary.

Changes in the Company's warranty liability were as follows:

	Years Ended June 30,			
	2024		**2023**	
Beginning warranty reserve	$	1,378,000	$	1,256,000
Accrual for products sold		559,000		416,000
Expenditures and costs incurred for warranty claims		(370,000)		(294,000)
Ending warranty reserve	$	1,567,000	$	1,378,000

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company reverses a valuation allowance if it determines, based on the weight of all available evidence, including when cumulative losses become positive income, that it is more likely than not that some or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes tax liabilities when the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

Research and development: Research and development costs include the costs of research activities as well as engineering and technical efforts required to develop new products or make improvements to existing products. Research and development costs are expensed as incurred.

Advertising costs: Advertising costs are expensed when incurred. Advertising, marketing and trade show costs for fiscal 2024 and 2023 were $1,487,000 and $1,244,000, respectively.

Share-based payments: Share-based payment awards consist of options to purchase shares of common stock, performance-based share awards and restricted shares of common stock issued to employees for services. Expense for options is estimated using the Black-Scholes pricing model at the date of grant, expenses for performance-based awards with market conditions is estimated using the Monte-Carlo pricing model at the date of grant and expense for restricted stock is determined by the closing price on the day the grant is made. Expense is recognized on a graded vesting basis over the requisite service or vesting period of the award, on a straight-line basis for performance-based awards, or at the time services are provided for non-employee awards.

Fair value of financial instruments: The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short-term nature of these instruments.

Net income per common share: Net income is presented on a per share basis for both basic and diluted common shares. Basic net income per common share is computed using the weighted-average number of common shares outstanding during the period, excluding any restricted stock awards which have not vested. The diluted net income per common share calculation includes outstanding restricted stock grants and assumes that all stock options were exercised and converted into shares of common stock at the beginning of the period unless their effect is anti-dilutive. Common stock equivalents included in the calculation of diluted earnings per share were 302,340 and 237,149 shares for fiscal 2024 and 2023, respectively. Common stock equivalents excluded from the calculation of diluted earnings per share because their impact was anti-dilutive were 288,792 and 194,154 shares for fiscal 2024 and 2023, respectively.

Recently Issued Accounting Standards

Accounting Standards Update ("ASU") 2016-13 – Credit Losses: Measurement of Credit Losses on Financial Instruments (subsequently amended by ASU 2018-19, 2019-04, 2019-05, 2019-10, 2019-11, and 2020-02)
The standard introduces new accounting guidance for credit losses on financial instruments within its scope, including trade receivables. This new guidance adds an impairment model that is based on expected losses rather than incurred losses. This standard was adopted July 1, 2023 and does not have a material impact on the financial statements.

ASU 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
The standard introduces increased disclosure requirements primarily related to significant segment expenses, along with disclosure of key criteria and metrics utilized by the Chief Operating Decision Maker ("CODM"). It is effective for annual periods beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adoption and additional disclosure requirements.

ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures

The standard introduces increased transparency about income tax information through the requirement of increased disclosures around specific categories in the rate reconciliation and requiring additional information on reconciling items. It is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adoption and additional disclosure requirements.

Note 2.   Revenues

Revenue is measured based on consideration specified in the contract with a customer, adjusted for any applicable estimates of variable consideration and other factors affecting the transaction price, including consideration paid or payable from customers and significant financing components. Revenue from all customers is recognized when a performance obligation is satisfied by transferring control of a distinct good or service to a customer, as further described below under *Performance obligations and transaction price*.

Individual promised goods and services in a contract are considered a performance obligation and accounted for separately if the individual good or service is distinct (i.e., the customer can benefit from the good or service on its own or with other resources that are readily available to the customer and the good or service is separately identifiable from other promises in the arrangement). If an arrangement includes multiple performance obligations, the consideration is allocated between the performance obligations in proportion to their estimated standalone selling price, unless discounts or variable consideration is attributable to one or more but not all the performance obligations. Costs related to products delivered are recognized in the period incurred, unless criteria for capitalization of costs under Accounting Standards Codification ("ASC") 340-40, "Other Assets and Deferred Costs" ("ASC 340"), or other applicable guidance are met.

The Company includes shipping and handling fees in net revenues. Shipping and handling costs associated with the shipment of the SmartVest System after control has transferred to a customer are accounted for as a fulfillment cost and are included in cost of revenues in the Statements of Operations.

The timing of revenue recognition, billings and cash collections results in accounts receivable on the Balance Sheets as further described above under *Accounts receivable* and *Contract assets* in Note 1.

Disaggregation of revenues. In the following table, revenue is disaggregated by market:

		Years Ended June 30,		
		2024		**2023**
Homecare	$	49,503,000	$	43,945,000
Hospital		2,535,000		2,080,000
Homecare distributor		1,852,000		1,618,000
Other		826,000		424,000
Total	$	54,716,000	$	48,067,000

In the following table, homecare revenue is disaggregated by payer type:

		Years Ended June 30,		
		2024		2023
Commercial	$	24,215,000	$	18,481,000
Medicare		18,627,000		18,682,000
Medicare Supplemental		4,706,000		5,000,000
Medicaid		1,114,000		941,000
Other		841,000		841,000
Total	$	49,503,000	$	43,945,000

Revenues are recognized at a point in time when control passes to the customer upon product shipment or delivery.

Performance obligations and transaction price. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under ASC 606, "Revenue From Contracts With Customers" ("ASC 606"). A contract's transaction price is allocated to each distinct performance obligation in proportion to the standalone selling price for each and recognized as revenue when, or as, the performance obligation is satisfied. The Company's performance obligations and the timing or method of revenue recognition in each of the Company's markets are discussed below:

Homecare market. In the Company's homecare market, its customers are patients who use the SmartVest System. The various models of the SmartVest System are comprised of three main components - a generator, a vest and a connecting hose - that are sold together as an integrated unit. Accordingly, in contracts within the homecare market, the Company regards the SmartVest System to be a single performance obligation.

The Company makes available to its homecare patients limited post-sale services that are not material in the context of the contracts, either individually or taken together, and therefore does not consider them to be performance obligations. The costs associated with the services are accrued and expensed when the related revenues are recognized. As such, transactions in the homecare market consist of a single performance obligation: the SmartVest System.

Homecare patients generally will rely on third-party payers, including commercial payers and governmental payers such as Medicare, Medicaid and the U.S. Department of Veterans Affairs to cover and reimburse all or part of the cost of the SmartVest System. The third-party payers' reimbursement programs fall into three types, distinguished by the differences in the timing of payments from the payer, consisting of either (i) outright sale, in which payment is received from the payer based on standard terms, (ii) capped installment sale, under which the SmartVest System is sold for a series of payments that are capped not to exceed a prescribed or negotiated amount over a period of time or (iii) installment sale, under which the SmartVest System is paid for over a period of several months as long as the patient continues to use the SmartVest System.

Regardless of the type of transaction, provided criteria for an enforceable contract are met, it is the Company's long-standing business practice to regard all homecare agreements as transferring control to the patient upon shipment or delivery, despite possible payment cancellation under government or commercial programs where the payer is controlling the payment over specified time periods. For homecare sales that feature installment payments, the ultimate amount of consideration received from Medicare, Medicaid or commercial payers can be significantly less than expected if the contract is terminated due to changes in the patient's status, including insurance coverage, hospitalization, death or otherwise becoming unable to use the SmartVest System. However, once delivered to a patient who needs the SmartVest System, the patient is under no obligation to return the SmartVest System should payments be terminated as a result of the described contingencies. As a result, the Company's product sales qualify for point-in-time revenue recognition. Control transfers to the patient, and revenue is recognized upon shipment or delivery of the SmartVest System. At this point, physical possession and the significant risks and rewards of ownership are transferred to the patient and either a current or future right to payment is triggered, as further discussed under *Accounts receivable* and *Contract assets* below.

The Company's contractually stated transaction prices in the homecare market are generally set by the terms of the contracts negotiated with insurance companies or by government programs. The transaction price for the Company's products may be further impacted by variable consideration. ASC 606 requires the Company to adjust the transaction price at contract inception and throughout the contract duration for the estimated value of payments to be received from insurance payers based on historical experience and other available information, subject to the constraint on estimates of variable consideration. Transactions requiring estimates of variable consideration primarily include (i) capped installment payments, which are subject to the third-party payer's termination due to changes in insurance coverage, death or the patient's discontinued use of the SmartVest System, (ii) contracts under appeal and (iii) patient responsibility amounts for deductibles, coinsurance, copays and other similar payments.

Although estimates may be made on a contract-by-contract basis, whenever possible, the Company uses all available information including historical collection patterns to estimate variable consideration for portfolios of contracts. The Company's estimates of variable consideration consist of amounts it may receive from insurance providers in excess of its initial revenue estimate due to patients meeting deductibles or coinsurance during the payment duration, changes to a patient's insurance status, changes in an insurance allowable, and amounts received directly from patients for their allowable or coinsurance. The Company believes it has representative historical information to estimate the amount of variable consideration in relevant portfolios considering the significant experience it has with each portfolio and the similarity of patient accounts within a portfolio. The analysis includes steps to ensure that revenue recognized on a portfolio basis does not result in a material difference when compared with an individual contract approach. The Company also leverages its historical experience and all available relevant information for each portfolio of contracts to minimize the risk its estimates used to arrive at the transaction price will result in a significant reversal in the amount of cumulative revenue recognized when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur.

Historical payment trends for recovery of claims subject to payer installments and payments from patients have remained relatively consistent over the past five years. No significant changes in patient demographics or other relevant factors have occurred that would limit the predictive value of such payment trends in estimating variable consideration for current contracts. As a result, the Company believes its estimates of variable consideration are generally not subject to the risk of significant revenue reversal.

For each type of variable consideration discussed above, there are many contracts with similar characteristics with a wide range of possible transaction prices. For that reason, the Company uses the probability-weighted expected value method provided under ASC 606 to estimate variable consideration.

The Company often receives payment from third-party payers for the SmartVest System sales that may exceed one year. Despite these extended payment terms, no significant financing component is deemed to exist because the purpose of such terms is not to provide financing to the patient, the payer or the Company. Rather, the extended payment terms are mandated by the government or commercial insurance programs, the fundamental purpose of which is to avoid paying the full purchase price of equipment that may potentially be used by the patient for only a short period of time.

Homecare distributors. Sales to distributors, who sell direct to patients, are made at fixed contract prices and may include tiered pricing structures or volume-based rebates which offer more favorable pricing once certain volumes are achieved per the negotiated contract. The distributor's purchases accumulate to give the distributor a right to a higher discount on purchases in excess of the specified level within the contract period. As a result, to the extent the Company expects the distributor to exceed the specified volume of purchases in the annual period, it recognizes revenue at a blended rate based on estimated total annual volume and sales revenue. This effectively defers a portion of the transaction price on initial purchases below the specified volumes for recognition when the higher discount is earned on purchases in excess of specified volumes. Transfer of control of the products occurs upon shipment or delivery to the distributor as applicable.

Hospital market. The Company's hospital sales are made to hospitals and home health care centers, pulmonary rehabilitation centers and other clinics. Sales to these institutions are negotiated with the individual institution or with group purchasing organizations, with payments received directly from the institution. No insurance reimbursement is involved. Generators are either sold or leased to the institutions and associated hoses and wraps (used in institutional settings rather than vests) are sold separately. Accordingly, each product is distinct and considered a separate performance obligation in sales to institutional customers. The agreements with institutions fall into two main types, distinguished by differences in the timing of transfer of control and timing of payments:

- Outright sale – Under these transactions, the Company sells its products for a prescribed or negotiated price. Transfer of control of the product, and associated revenue recognition, occurs at the time of shipment and payment is made within normal credit terms, usually within 30 days.

- Wrap usage agreements – Under these transactions, the Company provides a generator device at no cost to the hospital in return for a fixed annual commitment to purchase consumable wraps. These agreements are cancellable upon at least sixty days prior written notice by either party. If cancelled, the generator is returned to the Company, where it can be refurbished and used again later. Revenue for the consumable wraps is recognized when control transfers to the customer.

Other Revenue. Sales to international or other customers are at fixed contract prices that are not subject to further adjustments for variable consideration. Transfer of control of the products occurs upon shipment or delivery to the customer as applicable.

Product warranty. The Company offers warranties on its products. These warranties are assurance type warranties not sold on a standalone basis or are otherwise considered immaterial in the context of the contract, and therefore are not considered distinct performance obligations under ASC 606. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold.

Contract balances. The following table provides information about accounts receivable and contracts assets from contracts with customers:

	June 30,			
	2024		**2023**	
Receivables, included in "Accounts receivable, net of allowance for credit losses"	$	23,333,000	$	24,130,000
Contract Assets	$	719,000	$	487,000

Total Accounts receivable, net of allowances for credit losses, as of June 30, 2022 were $21,052,000.

Significant changes in contract assets during the period are as follows:

	Year Ended June 30, 2024 Increase (decrease)	Year Ended June 30, 2023 Increase (decrease)
Contract assets, beginning	$ 487,000	$ 286,000
Reclassification of contract assets to accounts receivable	(2,325,000)	(1,220,000)
Contract assets recognized	2,840,000	1,351,000
Increase (decrease) as a result of changes in the estimate of amounts to be realized from payers, excluding amounts transferred to receivables during the period	(283,000)	70,000
Contract assets, ending	$ 719,000	$ 487,000

Note 3.   Inventories

The components of inventory were as follows:

	June 30,	
	2024	2023
Parts inventory	$ 2,556,000	$ 3,420,000
Work in process	454,000	470,000
Finished goods	834,000	323,000
Estimated inventory to be returned	265,000	265,000
Less: Reserve for obsolescence	(397,000)	(257,000)
Total	$ 3,712,000	$ 4,221,000

Note 4.   Property and Equipment

Property and equipment were as follows:

	Estimated Useful Lives (Years)	June 30,	
		2024	2023
Building and building improvements	15-40	$ 3,448,000	$ 3,427,000
Land	N/A	200,000	200,000
Land improvements	15-20	173,000	173,000
Equipment	3-10	3,101,000	3,024,000
Software	3-7	2,236,000	2,166,000
Demonstration and rental equipment	3	1,105,000	1,090,000
Construction in progress	N/A	72,000	8,000
		10,335,000	10,088,000
Less: Accumulated depreciation		(5,170,000)	(4,416,000)
Net property and equipment		$ 5,165,000	$ 5,672,000

Note 5.   **Finite-life Intangible Assets**

The carrying value of patents and trademarks includes the original cost of obtaining the patents, periodic renewal fees, and other costs associated with maintaining and defending patent and trademark rights. Patents and trademarks are amortized over their estimated useful lives, generally 15 and 12 years, respectively. Accumulated amortization was $273,000 and $224,000 as of June 30, 2024, and 2023, respectively.

The activity and net balances of finite-life intangible assets were as follows:

	Years Ended June 30,			
	2024		**2023**	
Balance, beginning	$	605,000	$	599,000
Additions		104,000		69,000
Amortization expense		(52,000)		(63,000)
Balance, ending	$	657,000	$	605,000

Based on the carrying value as of June 30, 2024, future amortization is expected to be as follows:

Fiscal years ending June 30:

2025	$	49,000
2026		49,000
2027		48,000
2028		47,000
2029		44,000
Thereafter		420,000
Total	$	657,000

Note 6.   **Financing Arrangements**

The Company has a credit facility that provides for a revolving line of credit and a term loan. Effective December 13, 2023, the Company renewed its $2,500,000 revolving line of credit. There was no outstanding principal balance on the line of credit as of June 30, 2024, or June 30, 2023. Interest on borrowings under the line of credit, if any, accrues at the prime rate (8.50% as of June 30, 2024) less 1.0% and is payable monthly. The amount eligible for borrowing on the line of credit is limited to the lesser of $2,500,000 or 57.0% of eligible accounts receivable and the line of credit expires on December 18, 2025, if not renewed before such date. As of June 30, 2024, the maximum $2,500,000 was eligible for borrowing. Payment obligations under the line of credit, if any, are secured by a security interest in substantially all of the tangible and intangible assets of the Company.

The documents governing the line of credit contain certain financial and nonfinancial covenants that include a minimum tangible net worth covenant of not less than $10,125,000 and restrictions on the Company's ability to incur certain additional indebtedness or pay dividends.

Note 7.   **Common Stock**

Authorized shares: The Company's Articles of Incorporation, as amended, have established 15,000,000 authorized shares of capital stock consisting of 13,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of undesignated stock.

On May 26, 2021, the Company's Board of Directors (the "Board") approved a stock repurchase authorization. Under the authorization, the Company was originally able to repurchase up to $3.0 million of shares of common stock through May 26, 2022. On May 26, 2022, our Board of Directors removed the date limitation. As of June 30, 2024, a total of 258,356 shares have been repurchased and retired under this authorization for a total cost of $3,000,000, or $11.61 per share. Repurchased shares have been retired and constitute authorized but unissued shares.

Note 8.   **Share-Based Compensation**

Share-based compensation expense for fiscal 2024 and 2023 was $1,692,000 and $708,000, respectively, related to employee stock options, performance-based restricted stock units and restricted stock awards. This expense is included in selling, general and administrative expense in the Statements of Operations. As of June 30, 2024, the Company had $1,659,000 of unrecognized compensation expense related to non-vested equity awards, which is expected to be recognized over a weighted-average period of 3.0, 1.99 and 2.59 years related to performance-based restricted stock units, restricted stock awards and employee stock options, respectively.

Employee options: The Company has historically granted stock options to employees as long-term incentive compensation. Options expire ten years from the grant date and vest over a period of three years. In November 2023, the Company's shareholders approved the 2023 Equity Incentive Plan (the "2023 Plan") which superseded the 2017 Omnibus Incentive Plan (the "2017 Plan") and the 2014 Equity Incentive Plan (the "2014 Plan"). The 2023 Plan allows the Board to grant stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards, as well as cash incentive awards to all employees, non-employee directors, and advisors or consultants of the Company. The vesting schedule and term for each award are determined by the Board upon each grant. Upon vesting, and the Company's determination that any necessary conditions precedent to the exercise of shares (such as satisfaction of tax withholding and compliance with applicable legal requirements) have been satisfied, shares purchased are delivered to the participant in a manner prescribed or permitted by the Board. The maximum number of shares of common stock available for issuance under the 2023 Plan is (i) 850,000 new shares of common stock, (ii) up to 192,018 shares of common stock that remained available for issuance under the 2017 Plan as of the approval date of the 2023 Plan, and (iii) up to 360,856 shares of common stock that were subject to outstanding awards under the 2017 Plan as of the approval date of the 2023 Plan, which shares will be available for future grants under the 2023 Plan to the extent that, on or after the approval date of the 2023 Plan, such awards expire, are cancelled, are forfeited or are settled for cash. There were 458,973 options granted under the 2017 Plan and prior plans outstanding as of June 30, 2024. There were 1,100 options issued under the 2023 Plan outstanding and 1,031,734 shares available for grant under the 2023 Plan as of June 30, 2024.

The Company recognizes compensation expense related to share-based payment transactions in the financial statements based on the estimated fair value of the award issued. The fair value of each option is estimated using the Black-Scholes pricing model at the time of award grant. The Company estimates the expected life of options based on the expected holding period by the option holder. The risk-free interest rate is based upon observed U.S. Treasury interest rates for the expected term of the options. The Company makes assumptions with respect to expected stock price volatility based upon the historical volatility of its stock price. Forfeitures are accounted for as they occur.

The following assumptions were used to estimate the fair value of options granted:

	Years Ended June 30,	
	2024	**2023**
Risk-free interest rate	3.85-4.64%	2.88-4.23%
Expected term (years)	6	6
Expected volatility	51-52%	53-54%

The following table presents employee stock option activity for fiscal 2024 and 2023:

	Number of Shares		Weighted-Average Grant Date Fair Value		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)
Options outstanding as of June 30, 2022	502,084	$	3.71	$	5.82	5.35
Granted	104,325	$	5.35	$	9.93	—
Exercised	(101,357)	$	1.44	$	2.21	—
Canceled or forfeited	(53,482)	$	6.33	$	11.29	—
Options outstanding as of June 30, 2023	451,570	$	4.28	$	6.93	5.53
Options exercisable as of June 30, 2023	377,875	$	4.00	$	6.25	4.90
Granted	263,162	$	5.78	$	10.70	—
Exercised	(56,580)	$	3.66	$	5.50	—
Canceled or forfeited	(23,079)	$	5.81	$	10.46	—
Options outstanding as of June 30, 2024	635,073	$	4.91	$	8.49	6.40
Options exercisable as of June 30, 2024	378,270	$	4.34	$	7.03	4.68

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds its exercise price. At June 30, 2024, the weighted average remaining contractual term for all outstanding stock options was 6.4 years and their aggregate intrinsic value was $4,154,000. Outstanding at June 30, 2024 were 635,073 stock options issued to employees, of which 378,270 were vested and exercisable and had an aggregate intrinsic value of $3,029,000.

Restricted stock: The 2023 Plan permits the Personnel and Compensation Committee of the Board to grant other stock-based awards, including shares of restricted stock. The Company makes restricted stock grants to key employees and non-employee directors that vest over six months to three years following the applicable grant date.

The Company issued restricted stock awards to employees totaling 23,428 and 32,400 during fiscal 2024 and 2023, respectively, with a vesting term of three years and a fair value of $10.74 and $9.92 per share, respectively. The Company issued restricted stock awards to directors totaling 21,000 and 21,000 during fiscal 2024 and 2023, respectively, with a vesting term of six months and a fair value of $10.44 and $9.86 per share for fiscal 2024 and 2023, respectively. Restricted stock transactions during the years ended June 30, 2024 and 2023 are summarized as follows:

	Shares of Restricted Stock		Weighted-Average Grant Date Fair Value per Share
Unvested awards outstanding as of June 30, 2022	34,684	$	12.59
Granted	53,400	$	9.90
Vested	(45,152)	$	11.05
Canceled or forfeited	(24,699)	$	11.33
Unvested awards outstanding as of June 30, 2023	18,233	$	10.23
Granted	44,428	$	10.60
Vested	(40,034)	$	10.45
Canceled or forfeited	—		—
Unvested awards outstanding as of June 30, 2024	22,627	$	10.57

Performance-Based Restricted Stock Units

The Company granted 175,000 performance-based restricted stock units ("PSUs") to our President and Chief Executive Officer in connection with his appointment as CEO on July 1, 2023. The PSUs are to be earned based on the extent to which performance goals tied to Total Shareholder Return ("TSR") are achieved. The performance-based restricted stock units will be eligible to vest and settle into shares of common stock on a 1-for-1 basis with respect to one-half of the shares upon achieving a total shareholder return of 50% and the remaining shares upon a total shareholder return of 100%, in each case within four years of the date of grant. The grant date fair value of the awards was determined using a Monte Carlo valuation model with an expected term of four years.

The weighted average grant date fair value per unit was $6.58 per unit and as of June 30, 2024, there are 175,000 PSUs outstanding. On June 30, 2024, there was approximately $863,000 of total unrecognized compensation expense related to outstanding PSUs that is expected to be recognized over a period of 3.00 years.

Note 9.   Income Taxes

Components of the provision for income taxes were as follows:

		Years Ended June 30,		
		2024		2023
Current:				
Current Federal	$	1,935,000	$	744,000
Current State		522,000		219,000
Total Current		2,457,000		963,000
Deferred:				
Deferred Federal		(516,000)		(20,000)
Deferred State		(55,000)		(23,000)
Total Deferred		(571,000)		(43,000)
Total Income Tax Expense	$	1,886,000	$	920,000

Actual income tax expense differs from the expected tax expense, computed by applying the statutory federal income tax rate to the Company's earnings before income taxes, as follows:

		Years Ended June 30,		
		2024		2023
Tax expense at statutory federal rate	$	1,477,000	$	858,000
State income tax expense, net of federal tax effect		369,000		155,000
Share based compensation		(82,000)		(212,000)
Disallowed meal expenses		169,000		69,000
Change in valuation allowance on deferred tax assets		—		11,000
Other permanent items		(47,000)		39,000
Income tax expense	$	1,886,000	$	920,000

The effective tax rates for fiscal 2024 and 2023 were 26.8% and 22.5%, respectively.

The significant components of deferred income taxes were as follows:

		June 30,		
		2024		**2023**
Deferred tax assets:				
Revenue recognition and accounts receivable reserves	$	1,361,000	$	1,292,000
Accrued liabilities		335,000		252,000
Finite-life intangible assets		262,000		126,000
Stock based compensation		768,000		516,000
Tax credits		258,000		221,000
Other		77,000		35,000
Subtotal		3,061,000		2,442,000
Less: Valuation allowance		(258,000)		(221,000)
Net deferred tax assets		2,803,000		2,221,000
Deferred tax liabilities:				
Property and equipment		(651,000)		(640,000)
Total deferred tax liabilities		(651,000)		(640,000)
Net deferred tax assets	$	2,152,000	$	1,581,000

The Company has research and development state tax credit carryforwards of $258,000 and $221,000 as of June 30, 2024, and June 30, 2023, respectively. Based on the historical use of the credits, management believes it is more likely than not these credits will begin to expire unused between fiscal years 2025 and 2038. As of June 30, 2024, and June 30, 2023, the Company had a valuation allowance of $258,000 and $221,000, respectively, related to its research and development state tax carryforwards.

The Company applies the accounting standard for uncertain tax positions pursuant to which a more-likely-than-not threshold is utilized to determine the recognition and derecognition of uncertain tax positions. Once the more-likely-than-not threshold is met, the amount of benefit to be recognized is the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such a change. The Company does not believe that it has any material uncertain tax positions as of June 30, 2024, and June 30, 2023.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. With limited exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for fiscal year ended prior to June 30, 2021. The Internal Revenue Service has completed its examination of the Company's U.S. federal income tax return for the fiscal year ended June 30, 2021, without proposing any adjustments. The Company is not under any current income tax examinations by any other state or local taxing authority. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs.

Note 10.   Leases

The Company has leases for office and warehouse space and office equipment that require monthly payments. These leases have payments ranging from $200 to $5,300 per month which expire through December 2025 and are recognized on a straight-line basis over the life of the lease. All leases are classified as operating leases which do not include renewal options. The Company currently does not have any variable lease costs. The Company elected the practical expedient to calculate the present value of the fixed payments without having to perform an allocation to lease and non-lease components.

The Company has recognized right of use assets associated with its operating leases of $87,000 and $161,000 as of June 30, 2024, and June 30, 2023, respectively, which is included in other assets on the Company's balance sheet. Operating lease liabilities were $87,000 and $161,000 as of June 30, 2024, and June 30, 2023, respectively, which are included in other accrued liabilities and other long-term liabilities on the Company's balance sheet.

As of June 30, 2024, and June 30, 2023, the Company had a weighted-average lease term of 1.1 and 1.5 years, respectively, for its operating leases, which had a weighted-average discount rate of 4.0% and 4.0%, respectively. Operating lease payments of $78,000 are included in operating cash flows in fiscal 2024.

Maturities of lease liabilities, which are included in other accrued liabilities and other long-term liabilities on the Balance Sheet, are as follows:

Fiscal years ending June 30:

2025	$	80,000
2026		9,000
Total lease payments		89,000
Less: Interest		(2,000)
Present value of lease liabilities	$	87,000

Note 11.   Commitments and Contingencies

Litigation: The Company is occasionally involved in claims and disputes arising in the ordinary course of business. The Company insures certain business risks where possible to mitigate the financial impact of individual claims and establishes reserves for an estimate of any probable cost of settlement or other disposition.

401(k) Profit Sharing Plan: The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code covering all employees who are 21 years of age or older. The Company matches each employee's salary reduction contribution, not to exceed four percent of annual compensation. Total employer contributions to this plan for fiscal 2024 and 2023 were $598,000 and $524,000, respectively.

Employment Agreements: The Company is party to employment agreements with its President and Chief Executive Officer and its Chief Financial Officer, as may be amended from time to time. These agreements provide these officers with, among other things, twelve months of base salary upon a termination of employment without "Cause" or in the event the employee resigns for "Good Reason" or within twelve months of a "Change in Control," as such terms are defined in the respective employment agreements.

Note 12.   Related Parties

The Company uses a parts supplier whose founder and president was a director of the Company through November 12, 2021. The former director has remained a beneficial owner of greater than 5% of the Company's outstanding common stock through June 30, 2024. The Company made payments to the supplier of $2,051,000 and $1,857,000 during fiscal years 2024 and 2023, respectively. Amounts due to the supplier were $18,000 and $247,000 on June 30, 2024, and June 30, 2023 respectively, which were included in accounts payable and other accrued liabilities on the Balance Sheets.

Note 13.   Segment Reporting

Our President and Chief Executive Officer is our chief operating decision maker ("CODM"). The CODM reviews financial information, including long-lived assets, presented on a consolidated basis, accompanied by information about revenue by market, for purposes of allocating resources and evaluating financial performance. We have a single active product and engage in the single business activity of [selling and supporting that single product]. There are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated level. Accordingly, we have determined that we have a single reportable and operating segment structure. We and our CODM evaluate performance based on revenue from our single product in the markets in which the Company operates. Revenue by market is described above in Note 2.

Note 14.   Subsequent Events

The Company evaluates, as of each reporting period, events or transactions that occur after the balance sheet date through the date the financial statements are issued for either disclosure or adjustment to the Company's financial results. Except as described below, there have been no events subsequent to June 30, 2024, which would require recognition in the Financial Statements or Notes to the Financial Statements.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act, as of the end of the period subject to this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting refers to the process designed by, or under the supervision of, our President and Chief Executive Officer and our Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of preventing and detecting misstatements on a timely basis. It is possible to design into the process safeguards to reduce, though not eliminate, the risk that misstatements are not prevented or detected on a timely basis. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in the report entitled Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management has concluded that, as of June 30, 2024, our internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the SEC that exempt smaller reporting companies from the auditor attestation requirement.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

During the three months ended June 30, 2024, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.


PART III


Certain information required by Part III is incorporated by reference from our definitive Proxy Statement for the annual meeting of shareholders to be held in 2024 (the "Proxy Statement"). Except for those portions specifically incorporated in this Annual Report on Form 10-K by reference to the Proxy Statement, no other portions of the Proxy Statement are deemed to be filed as part of this Annual Report on Form 10-K.

Item 10.   Directors, Executive Officers and Corporate Governance.

Information about our Executive Officers

The following sets forth certain information about our current executive officers:

James L. Cunniff, age 59, joined Electromed in July 2023 as the Company's President and Chief Executive Officer. Prior to joining Electromed, Mr. Cunniff most recently served as President and Chief Executive Officer of Provista Inc., from 2017 to May 2022. Previously, he served as President and Chief Executive Officer at Denver Solutions, LLC (d/b/a Leiters Health) from 2015 to 2017 and as Senior Vice President, Americas, at Acelity L.P. Inc., from 2012 to 2014. Mr. Cunniff holds a bachelor's degree in advertising and business from the University of Illinois Urbana-Champaign and has completed the Advanced Management Program at Harvard Business School.

Bradley M. Nagel, age 42, joined Electromed in November 2022 as the Company's Chief Financial Officer, Treasurer and Secretary. Prior to joining Electromed, Mr. Nagel most recently served as Divisional Chief Financial Officer of Global Lung Health and Visualization at Medtronic plc from June 2018 to November 2022. Previously, he served at Medtronic as Sr. Manager, Accounting and Sales Operations from 2016 to June 2018 and Accounting Manager from 2015 to 2016. Before joining Medtronic, Mr. Nagel held various roles of increasing responsibility in sales, operations and accounting at Target Corporation and TCF Financial Corporation. Mr. Nagel holds a bachelor's degree in business & finance from Calvin University.

Code of Ethics

Our Board annually reviews and approves revisions to our Code of Ethics and Business Conduct (the "Code of Ethics") that applies to all employees, directors, and officers, including the Chief Executive Officer and the Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer). The Code of Ethics is available in the "Investor Relations" section of our website at www.smartvest.com. We intend to disclose on our website any amendment to or waiver from any provision of the Code of Ethics that applies to our Chief Executive Officer or our Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer), and that relates to any element of the Code of Ethics identified in Item 406(b) of Regulation S-K, as promulgated by the SEC. Such disclosure will be provided promptly following the date of the amendment or waiver.

The additional information required by this item is incorporated herein by reference to the sections labeled "Election of Directors," "Corporate Governance," "and "Security Ownership Certain Beneficial Owners and Management" and, if any, under "Delinquent Section 16(a) Reports" in the Proxy Statement.

Item 11.   Executive Compensation.

The information required by this item is incorporated herein by reference to the sections labeled "Executive Compensation," "Director Compensation," and "Corporate Governance – Personnel and Compensation Committee" in the Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item relating to the security ownership of certain holders is incorporated herein by reference to the sections labeled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the sections labeled "Corporate Governance–Independence" and "Related Person Transaction Approval Policy" in the Proxy Statement.

Item 14.   Principal Accountant Fees and Services.

Our independent registered public accounting firm is RSM US LLP, Rochester, MN

The information required by this item is incorporated herein by reference to the section labeled "Ratification of the Appointment of the Company's Independent Registered Public Accounting Firm – Audit Fees" in the Proxy Statement.


PART IV


Item 15.   Exhibits and Financial Statement Schedules.

(a) Documents filed as part of this report.

    (1) Financial Statements. The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

- Report of Independent Registered Public Accounting Firm, PCAOB ID: 49

- Balance Sheets as of June 30, 2024 and 2023

- Statements of Operations for the years ended June 30, 2024 and 2023

- Statements of Shareholders' Equity for the years ended June 30, 2024 and 2023

- Statements of Cash Flows for the years ended June 30, 2024 and 2023

- Notes to Financial Statements

    (2) Financial Statement Schedules. No financial statement schedule is required to be included in this Annual Report on Form 10-K.

Exhibit Number	Description	Method of Filing
3.1	Composite Articles of Incorporation, as amended through November 8, 2010 (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K for the fiscal year ended June 30, 2015)	Incorporated by Reference

Exhibit Number	Description	Method of Filing
3.2	Amended and Restated Bylaws, effective September 29, 2020 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed September 29, 2020).	Incorporated by Reference
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to Annual Report on Form 10-K for the fiscal year ended June 30, 2019)	Incorporated by Reference
10.1	Electromed, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 25, 2014)*	Incorporated by Reference
10.2	Form of Incentive Stock Option Agreement under the Electromed, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed November 25, 2014)*	Incorporated by Reference
10.3	Form of Nonqualified Stock Option Agreement under the Electromed, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed November 25, 2014)*	Incorporated by Reference
10.4	Form of Restricted Stock Agreement under the Electromed, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed November 25, 2014)*	Incorporated by Reference
10.5	Electromed, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 filed December 4, 2017)*	Incorporated by Reference
10.6	Form of Restricted Award Agreement under the 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.11 to Annual Report on Form 10-K for the fiscal year ended June 30, 2018)*	Incorporated by Reference
10.7	Form of Non-Qualified Option Agreement under the 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)*	Incorporated by Reference
10.8	Form of Restricted Stock Agreement (Non-Employee Directors) under the 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K for the fiscal year ended June 30, 2018)*	Incorporated by Reference
10.9	Form of Performance Stock Unit Agreement (Inducement Grant) (incorporated by reference to Exhibit 10.11 to Annual Report on Form 10-K for the fiscal year ended June 30, 2023)*	Incorporated by Reference
10.10	Form of Non-Qualified Stock Option Agreement (Inducement Grant) (incorporated by reference to Exhibit 10.12 to Annual Report on Form 10-K for the fiscal year ended June 30, 2023)*	Incorporated by Reference
10.11	Employment Agreement with Bradley M. Nagel, dated October 19, 2022 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed October 24, 2022)*	Incorporated by Reference
10.12	Letter Agreement with Kathleen S. Skarvan, dated February 14, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed February 14, 2023)*	Incorporated by Reference
10.13	Employment Agreement with James Cunniff, dated May 22, 2023 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed June 5, 2023)*	Incorporated by Reference

Exhibit Number	Description	Method of Filing
10.14	Letter Agreement with James Cunniff, dated May 22, 2023 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed June 5, 2023)*	Incorporated by Reference
10.15	Business Loan Agreement with Choice Financial Group, dated December 18, 2019 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed December 17, 2019)	Incorporated by Reference
10.16	Rider to Business Loan Agreement (Asset Based) with Choice Financial Group, dated December 18, 2019 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed December 17, 2019)	Incorporated by Reference
10.17	Rider to Business Loan Agreement (Asset Based) with Choice Financial Group, dated December 16, 2020 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed December 17, 2020)	Incorporated by Reference
10.18	Rider to Business Loan Agreement (Asset Based) with Choice Financial Group, dated December 17, 2021 (incorporated by reference to Exhibit 10. 1 to Current Report on 8-K filed December 17, 2021)	Incorporated by Reference
10.19	Rider to Business Loan Agreement (Asset Based) with Choice Financial Group, dated December 13, 2023 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed December 15, 2023)	Incorporated by Reference
10.20	Electromed, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed November 30, 2023)*	Incorporated by Reference
10.21	Form of Restricted Stock Agreement (Non-Employee Directors) under the 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended December 31, 2023)*	Incorporated by Reference
10.22	Description of Fiscal Year 2024 Officer Bonus Plan (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the fiscal year ended June 30, 2023)*	Incorporated by Reference
10.23	Description of Fiscal Year 2025 Officer Bonus Plan*	Filed Electronically
19	Insider Trading Policy	Filed Electronically
23.1	Consent of Independent Registered Public Accounting Firm	Filed Electronically
24.1	Powers of Attorney	Filed Electronically
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Electronically
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed Electronically
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished Electronically
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished Electronically
97	Compensation Recoupment Policy	Filed Electronically

Exhibit Number	Description	Method of Filing
101	Financial statements from the annual report on Form 10-K for the year ended June 30, 2024, as filed with the Securities and Exchange Commission, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Balance Sheets; (ii) Statements of Operations, (iii) Statements of Shareholders' Equity, (iv) Statements of Cash Flows, and (v) Notes to Financial Statements	Filed Electronically
104	Cover Page Interactive Data File (embedded within the inline XBRL Document)	Filed electronically

* Management compensatory contract or arrangement.

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROMED, INC.

Date: August 27, 2024   By   /s/ James L. Cunniff
                                       James L. Cunniff
                                       President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James L. Cunniff James L. Cunniff	President and Chief Executive Officer and Director (principal executive officer)	August 27, 2024
/s/ Bradley M. Nagel Bradley M. Nagel	Chief Financial Officer (principal financial and accounting officer)	August 27, 2024
* Stan K. Erickson	Director	August 27, 2024
* Gregory J. Fluet	Director	August 27, 2024
* Joseph L. Galatowitsch	Director	August 27, 2024
* Kathleen S. Skarvan	Director	August 27, 2024
* Andrew J. Summers	Director	August 27, 2024
* Kathleen A. Tune	Director	August 27, 2024
* Andrea M. Walsh	Director	August 27, 2024

*   The undersigned, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of the registrant pursuant to powers of attorney duly executed by such persons.

                                  By   /s/ James L. Cunniff
                                         James L. Cunniff
                                         Attorney-in-Fact

Exhibit 10.23

Fiscal Year 2025 Officer Bonus Plan

The Personnel and Compensation Committee of the Board of Directors of Electromed, Inc. (the "Company") has established the Fiscal Year 2025 Officer Bonus Plan (the "Bonus Plan") for officers of the Company, including its named executive officers. The Bonus Plan is effective for the fiscal year ending June 30, 2025 and provides an opportunity for each participant to earn an annual cash bonus based on Company revenue growth and earnings before taxes ("EBT") versus the fiscal year ended June 30, 2024. The committee has established target payouts of 50% and 40% of annual base salary for our Chief Executive Officer and Chief Financial Officer, respectively, under the Bonus Plan. The following summarizes the potential payments under the Bonus Plan:

- Company revenue or EBT growth below minimum performance will not result in any payouts under the Bonus Plan. Revenue growth will be weighted at 67% and EBT growth weighted at 33%.
- Company revenue and EBT growth between minimum and target performance will result in a potential bonus payout starting at 40% and increasing up to a total of 100% of the participant's respective target payout depending on the growth mix between revenue and EBT.
- Company revenue and EBT growth above target performance will result in a potential bonus payout equal to 100% or more of the participant's respective target payout up to 250% of target payout.

Exhibit 19

ELECTROMED, INC.
INSIDER TRADING POLICY
Effective: August 24, 2023

Federal and state securities laws prohibit individuals from trading in the securities of a company while they are aware of material information about that company that is not generally known or available to the public. Such trading is often referred to as "insider trading." The purpose of this Insider Trading Policy (this "*Policy*") is to prevent insider trading or allegations of insider trading, and to protect the reputation for integrity and ethical conduct of Electromed, Inc., a Minnesota corporation (the "*Company*").

APPLICABILITY OF POLICY

A.   "***Material Nonpublic Information***" means material information (described below) that has either not been disclosed to the public generally, or has been disclosed so recently that sufficient time has not yet passed to allow the information to become widely available among investors and the financial community.

B.   "***Material Information***" means information about a company that would be expected to affect the investment or voting decision of a reasonable investor, or information that could reasonably be expected to have an effect on the price of that company's securities. Examples of what might be considered material information are listed later in this Policy.

C.   **Covered Persons.** This Policy applies to the following individuals and entities (collectively, "*Covered Persons*"):

1.   ***Company Personnel.*** All directors, officers and employees of the Company and any subsidiary ("*Company Personnel*"), as well as members of their immediate families and others living in the same household.

2.   ***Consultants and Advisors.*** All consultants and advisors to the Company and any subsidiaries whose work for the Company brings them into contact with material nonpublic information.

3.   ***Related Parties.*** Any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by any person covered by paragraph C(1) or C(2) or are subject to that person's influence or control.

D.   **Covered Transactions.** This Policy covers most securities transactions, including purchases and sales of common stock, options to acquire common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, and purchases and sales of derivative securities relating to the Company's stock, whether or not issued by the Company, such as exchange-traded options. Trading restrictions under this Policy, including any blackout periods, may or may not cover transactions under Company-sponsored plans as follows:

1.   ***Stock Option Exercises.*** This Policy's trading restrictions do not apply to the purchase of Company stock through the exercise of stock options granted under the Company's equity incentive plans for cash or any other method not involving the sale of shares into the public market, including net settlement in a manner that does not result in the issuance of the forfeited shares or the delivery of previously acquired Company stock. However, the sale of any shares issued on the exercise of Company-granted stock options into the public market, including pursuant to any broker-assisted cashless exercise of Company-granted stock options, *are* subject to trading restrictions under this Policy. There are no special exceptions for open-market sales even if the proceeds are intended to cover tax withholding payment obligations.

2.   ***Employee Stock Purchase Plan ("ESPP") Purchases.*** This Policy's trading restrictions do not apply to purchases of Company stock through periodic, automatic payroll contributions to a Company ESPP. However, electing to enroll in the ESPP, making any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP *are* subject to trading restrictions under this Policy.

3.   ***401(k) Plan.*** This Policy's trading restrictions do not apply to investing 401(k) plan contributions in a Company stock fund in accordance with the terms of any 401(k) plan that the Company may maintain from time to time. However, any changes in your investment election regarding the Company's stock *are* subject to the trading restrictions under this Policy.

STATEMENT OF POLICY

Insider trading involves trading at any time when the person making the purchase or sale *is aware* of material nonpublic information regarding the company whose securities are being traded. If you have a doubt or question about whether you are aware of or in possession of material nonpublic information concerning the Company or another company, you should contact the Company's Chief Financial Officer via email at compliance@electromed.com.

A.   No Trading on Material Nonpublic Information

    1.   *Company Securities*. If you are a Covered Person, you must not purchase or sell any Company securities, or otherwise advise or assist any third party trading Company securities, while you are aware of material nonpublic information regarding the Company.

    2.   *Other Companies' Securities*. If you are a Covered Person and you obtain material nonpublic information about any other publicly-held company as a result of your work on behalf of the Company or any subsidiaries, you must not trade in that company's securities.

B.   No Disclosure to Others Who Might Trade. If you are a Covered Person, you must not communicate material nonpublic information to any person who does not need that information for a legitimate business purpose, or recommend to anyone the purchase or sale of securities when you are aware of material nonpublic information about the company involved. This practice, known as "tipping," also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not actually trade and did not benefit from another's trading.

C.   Protect Material Nonpublic Information. In order to reduce the possibility that material nonpublic information will be inadvertently disclosed:

    1. You must treat material nonpublic information as confidential, exercise the utmost caution in preserving the confidentiality of that information, and should not discuss it with any other person who does not need to know it for a legitimate business purpose.

    2. You should refrain from discussing material nonpublic information relating to the Company or any public company in public places where such discussions can be overheard.

    3. If you become aware of any leak of material nonpublic information, whether inadvertent or otherwise, you should report the leak immediately to the Company's Chief Financial Officer via email at compliance@electromed.com.

D.   *Specific Material Developments*. From time to time, material developments known only to a limited number of Company personnel may occur to cause the Company to impose on an appropriate group of Company personnel additional restrictions on trading. You will be notified if you become part of such a group, and you should not disclose to others the fact that you have been so notified and that restrictions on trading have been imposed.

BLACKOUT PERIODS

A.   Trading Not Permitted During Blackout Periods. If you are a Covered Person, then you may not purchase, sell or otherwise trade Company securities during the period beginning on the 15th day of the last calendar month of each fiscal quarter and continuing through the second trading day following the public release of the Company's financial results for that fiscal quarter. This restriction includes sales of securities even if the underlying shares were obtained in a permitted transaction (i.e., exercise of a stock option, vesting of shares of restricted stock, or vesting and settlement of stock units). If a Covered Person wishes to trade outside of a blackout period, the person may do so only if he or she is not then aware of any material nonpublic information. In addition, a Company Insider covered by the Addendum to this Policy must also comply with the notification and pre-clearance procedures described in the Addendum to this Policy, even if they intend to trade outside of a blackout period.

B   Illustration – Blackout Period: If financial results for the fiscal quarter ended March 31 are released after the stock market closes on April 26, then Company Insiders are prohibited from trading from March 15 through April 28, but could trade from April 29 through June 14, assuming that April 27 and 28 are trading days on the New York Stock Exchange and assuming that they are not aware of material nonpublic information.

ADDITIONAL RESTRICTED TRANSACTIONS

Company Personnel, or their designees, are also prohibited from engaging in the following transactions with respect to Company securities:

- purchasing Company securities on margin, or otherwise pledging Company securities;

- short sales of Company securities (selling securities not owned at the time of sale);

- buying or selling put or call options or other derivative securities based on Company securities;

- purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of equity securities (i) granted to the individual by the Company as part of the compensation of the individual or (ii) held, directly or indirectly, by the individual; and

- engaging in limit orders or other pre-arranged transactions that execute automatically, except for "same-day" limit orders and approved 10b5-1 plans.

ADDITIONAL RESTRICTIONS ON COMPANY INSIDERS

If you are a Company Insider (directors and Section 16 officers of the Company and other officers and key employees of the Company and any subsidiaries who have been designated as Company Insiders by the Chief Financial Officer), you are subject to additional restrictions on trading Company securities as set out in the attached Addendum. The Company may also, from time to time, impose on all or an appropriate group of Covered Persons additional restrictions on trading Company securities when circumstances warrant. These additional restrictions will be communicated by the Company's Chief Financial Officer.

DISCIPLINARY ACTION AND POTENTIAL CIVIL AND CRIMINAL PENALTIES

A.   **Disciplinary Action**. Company personnel who fail to comply with this Policy will be subject to appropriate disciplinary action, which may include ineligibility to participate in the Company's equity incentive plans or termination of employment.

B.   **Civil and Criminal Penalties.** The penalties for violating insider trading laws are severe. If you trade on (or tip) material nonpublic information, you are subject to civil penalties of up to three times the profit gained or loss avoided, criminal fines of up to $5,000,000 and up to 20 years imprisonment. If the Company fails to take appropriate steps to prevent insider trading, the Company and its directors, officers and other supervisory personnel may be subject to "controlling person" liability and potential civil and criminal penalties.

MATERIAL INFORMATION

There are various categories of information that are particularly sensitive and, as a general rule, will presumptively be considered material. Examples of such information include:

- Financial results or financial condition

- Projections of future earnings or losses

- Restatements of financial results or material impairments, write-offs or restructurings

- Changes in auditors

- Default under a significant financing arrangement, or financial liquidity problems

- Business plans or budgets

- Significant developments involving business relationships, including execution, modification or termination of significant agreements or orders with customers, suppliers, distributors, manufacturers or other business partners

- Product introductions, modifications, defects or recalls, significant pricing changes, or other product announcements of a significant nature

- Significant developments in research and development or relating to intellectual property

- Public or private securities (equity or debt) offerings

- Significant litigation exposure due to actual or threatened litigation

- Significant regulatory exposure due to actual or threatened action by state or federal regulators

- Significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset, or a change in control of the company

- Major personnel changes, such as changes in senior management or lay-offs

- Major events regarding a company's securities (such as defaults, redemptions, stock splits, repurchase plans, changes in dividends)

INQUIRIES

Inquiries regarding any of the provisions or procedures of this Insider Trading Policy should be directed to the attention of the Company's Chief Financial Officer via e-mail at compliance@electromed.com.

Additional Requirements and Responsibilities for Company Insiders

A. Purpose. This Addendum supplements the *Insider Trading Policy* of Electromed, Inc., a Minnesota corporation (the "Company"), and applies to Company directors and officers as well as to key employees designated by the Chief Financial Officer. These people are subject to both the general requirements of the Insider Trading Policy as well as to additional procedures and requirements described below to help prevent inadvertent violations of federal securities laws, to avoid even the appearance of impermissible insider trading, and to facilitate their compliance with certain legal requirements not applicable to Company personnel generally.

B. Persons Covered. This Addendum applies to the following individuals and entities (collectively, "*Company Insiders*"):

1. ***Directors and Section 16 Officers.*** All provisions of this Addendum apply to all directors and the officers of the Company subject to Section 16 of the Securities Exchange Act of 1934, as amended (referred to herein as "*Section 16 Officers*").

2. ***Other Officers and Key Employees.*** Designated provisions of this Addendum apply to the other officers of the Company and to designated key employees. These other officers and key employees, whose duties cause them to regularly have access to material nonpublic information about the Company, will be notified by the Chief Financial Officer that they are subject to this Addendum.

3. ***Related Parties.*** If you are covered by paragraph B.1 or B.2, then this Addendum also applies to the same extent to your immediate family members and other individuals living in your household, and to any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by you or are subject to your influence or control.

C. Additional Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Company Insiders are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Company Insiders affected of the closing of the trading window and will re-open the trading window once the special blackout period has ended.

D. Required Preclearance of Trades.

1. **Notices of Intended Transaction and Requests for Approval.** If you are a Company Insider, you may not engage in any transaction involving Company securities without first obtaining pre-clearance of that transaction from the Company's Chief Financial Officer. Prior to initiating any transaction in Company securities, you must deliver to the Chief Financial Officer a written notice describing any intended transaction in Company securities by you during a permitted trading period (a form to request preclearance is attached as Exhibit A). Notices of intended transactions and requests for approval may be delivered by e-mail to compliance@electromed.com.

2. **Clearance to Proceed with a Transaction.** Clearance in response to a written request for approval will generally be valid until the end of the current permitted trading period, unless an earlier deadline is imposed by the Chief Financial Officer.

E. Short-Swing Trading Restrictions for Directors and Section 16 Officers.

Directors and Section 16 officers of the Company must also comply with the reporting obligations and limitations on short-swing trading transactions imposed by Section 16 of the Securities Exchange Act of 1934, as amended. Among other things, Section 16 requires directors and Section 16 officers to pay over to the Company any profit realized from any purchase and sale (in either order) of Company securities that occur within six months of each other. Section 16 and its related rules are very complex, and the Company will provide to each director and Section 16 officer a separate memorandum discussing compliance with Section 16 and its related rules.

F. Exceptions for Approved 10b5-1 Plans.

These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an "*Approved 10b5-1 Plan*") that meet the following requirements:

(1)   it has been reviewed and approved by the Compliance Officer at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Compliance Officer at least five days in advance of being entered into);

(2)   it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Company Insider. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other Company Insiders, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;

(3)   it is entered into in good faith by the Company Insider, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Company Insider is not in possession of material nonpublic information about the Company; and, if the Company Insider is a director or officer, the 10b5-1 plan must include representations by the Company Insider certifying to that effect;

(4)   it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Company Insider, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and

(5)   it is the only outstanding Approved 10b5-1 Plan entered into by the Company Insider (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).

No Approved 10b5-1 Plan may be adopted during a blackout period.

If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the Chief Financial Officer at compliance@electromed.com. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Chief Financial Officer as described above.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-200685, 333-221895, 333-274159, and 333-275812 on Form S-8 of Electromed, Inc. of our report dated August 27, 2024, relating to the financial statements of Electromed, Inc., appearing in this Annual Report on Form 10-K of Electromed, Inc. for the year ended June 30, 2024.

/s/ RSM US LLP

Rochester, Minnesota
August 27, 2024

Exhibit 24.1

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ Kathleen S. Skarvan
Kathleen S. Skarvan

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ Stan K. Erickson
Stan K. Erickson

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ Gregory J. Fluet
Gregory J. Fluet

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ Joseph L. Galatowitsch
Joseph L. Galatowitsch

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ Kathleen A. Tune
Kathleen A. Tune

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ Andrew J. Summers

Andrew J. Summers

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ Andrea M. Walsh
Andrea M. Walsh

ELECTROMED, INC.

Limited Power of Attorney

The undersigned director of Electromed, Inc., a Minnesota corporation (the "*Company*"), does hereby make, constitute and appoint James L. Cunniff and Bradley M. Nagel, and each of them, the undersigned's true and lawful attorneys-in-fact and agents, with power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, to sign and affix the undersigned's name as such director of the Company to an Annual Report on Form 10-K for the fiscal year ended June 30, 2024 or other applicable form, and any amendments thereto, to be filed by the Company with the U.S. Securities and Exchange Commission, Washington, D.C. (the "*SEC*"), and to file the same with all exhibits thereto and other supporting documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform any and all acts necessary or incidental to the performance and execution of the powers herein expressly granted.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand this 27th day of August, 2024.

/s/ James L. Cunniff
James L. Cunniff

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, James L. Cunniff, certify that:

1. I have reviewed this report on Form 10-K of Electromed, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	August 27, 2024	/s/ James L. Cunniff
		James L. Cunniff
		President and Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Bradley M. Nagel, certify that:

1. I have reviewed this report on Form 10-K of Electromed, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 27, 2024   /s/ Bradley M. Nagel
                                                           Bradley M. Nagel
                                                           Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Electromed, Inc. (the "Company") on Form 10-K for the year ended June 30, 2024, as filed with the Securities and Exchange Commission (the "Report"), I, James L. Cunniff, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 27, 2024   /s/ James L. Cunniff
                                                                        James L. Cunniff
                                                                        President and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Electromed, Inc. (the "Company") on Form 10-K for the year ended June 30, 2024, as filed with the Securities and Exchange Commission (the "Report"), I, Bradley M. Nagel, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 27, 2024   /s/ Bradley M. Nagel
                                                                            Bradley M. Nagel
                                                                            Chief Financial Officer

Exhibit 97

ELECTROMED, INC.

COMPENSATION RECOUPMENT POLICY

A. **Policy**

The Board of Directors (the "*Board*") of Electromed, Inc. (the "*Company*") believes that it is in the best interests of the Company and its stockholders to maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this Mandatory Compensation Recoupment Policy (this "*Policy*") pursuant to Rule 10D-1 of the Securities and Exchange Act of 1934, as amended (the "*Exchange Act*"), the U.S. Securities and Exchange Commission ("*SEC*") regulations promulgated thereunder, and within the NYSE American Company Guide. Subject to and in accordance with the terms of this Policy, upon a Recoupment Event, each Covered Executive shall be obligated to return to the Company, reasonably promptly, the amount of Erroneously Awarded Compensation that was received by such Covered Executive during the Lookback Period.

B. **Administration**

This Policy is administered by the Personnel and Compensation Committee of the Board (the "*Committee*"). Any determinations made by the Committee will be final and binding on all affected individuals.

C. **Definitions**

1. "*Accounting Restatement*" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is (a) material to the previously issued financial statements (commonly referred to as a "Big R" restatement), or (b) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a "little r" restatement).

2. "*Covered Executive*" means each of the Company's current and former Section 16 Officers.

3. "*Erroneously Awarded Compensation*" means, with respect to each Covered Executive in connection with an Accounting Restatement, the excess of the amount of Incentive-Based Compensation received by the Covered Executive during the Lookback Period over the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (a) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE American.

4. "*Financial Reporting Measures*" are any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

5. "*Incentive-Based Compensation*" is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

6. "*Lookback Period*" means the three completed fiscal years immediately preceding the Required Restatement Date and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.

7. A "*Recoupment Event*" occurs when the Company is required to prepare an Accounting Restatement.

8. "*Required Restatement Date*" means the earlier to occur of: (a) the date the Company's Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

9. "*Section 16 Officer*" is defined as an "officer" of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

10. "*Section 409A*" means Section 409A of the Internal Revenue Code of 1986, as amended (the "*Code*"), and the regulations and guidance promulgated thereunder.

D. <u>Amount Subject to Recovery</u>

The Incentive-Based Compensation that is subject to recovery under this Policy includes such compensation that is received by a Covered Executive (i) on or after October 2, 2023 (even if such Incentive-Based Compensation was approved, awarded or granted prior to this date), (ii) after the individual began service as a Covered Executive, (iii) if the individual served as a Section 16 Officer at any time during the performance period for such Incentive-Based Compensation, and (iv) while the Company has a class of securities listed on a national securities exchange or national securities association.

The amount of Incentive-Based Compensation subject to recovery from a Covered Executive upon a Recoupment Event is the Erroneously Awarded Compensation, which amount shall be determined by the Committee.

For purposes of this Policy, Incentive-Based Compensation is deemed "received" in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

E. <u>Recovery of Erroneously Awarded Compensation</u>

Promptly following a Recoupment Event, the Committee will determine the amount of Erroneously Awarded Compensation for each Covered Executive, and the Company will provide each such Covered Executive with a written notice of such amount and a demand for repayment or return. Upon receipt of such notice, each affected Covered Executive shall promptly repay or return such Erroneously Awarded Compensation to the Company.

If such repayment or return is not made within a reasonable time, the Company shall recover Erroneously Awarded Compensation in a reasonable and prompt manner using any lawful method determined by the Committee; provided that recovery of any Erroneously Awarded Compensation must be made in compliance with Section 409A.

F. <u>Limited Exceptions</u>

Erroneously Awarded Compensation will be recovered in accordance with this Policy unless the Committee determines that recovery would be impracticable and one of the following conditions is met:

- the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has first made a reasonable effort to recover the Erroneously Awarded Compensation; or

- the recovery would likely cause a U.S. tax-qualified retirement plan to fail to meet the requirements of Code Sections 401(a)(13) and 411(a) and the regulations thereunder.

Reliance on any of the above exemptions will further comply with applicable listing standards, including without limitation, documenting the reason for the impracticability and providing required documentation to NYSE American.

G. <u>Disclosure Requirements</u>

The Company will file all disclosures with respect to this Policy required by applicable SEC filings and rules or NYSE American Company Guide.

H. No Insurance or Indemnification

Neither the Company nor any of its affiliates or subsidiaries may indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation (or related expenses incurred by the Covered Executive) pursuant to a recovery of Erroneously Awarded Compensation under this Policy, nor will the Company nor any of its affiliates or subsidiaries pay or reimburse a Covered Executive for any insurance premiums on any insurance policy obtained by the Covered Executive to protect against the forfeiture or recovery of any compensation pursuant to this Policy.

I. Interpretation

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy shall be applied and interpreted in a manner that is consistent with the requirements of Rule 10D-1 and any applicable regulations, rules or standards adopted by SEC or the rules of any national securities exchange or national securities association on which the Company's securities are listed. In the event that this Policy does not meet the requirements of Rule 10D-1, the SEC regulations promulgated thereunder, or the rules of any national securities exchange or national securities association on which the Company's securities are listed, this Policy shall be deemed to be amended to meet such requirements.

J. Amendment; Termination

The Board or the Committee may amend this Policy in its discretion and shall amend this Policy as it deems necessary to comply with the regulations adopted by the SEC under Rule 10D-1 and the rules of any national securities exchange or national securities association on which the Company's securities are listed. The Board or the Committee may terminate this Policy at any time. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if that amendment or termination would cause the Company to violate any federal securities laws, SEC rules or the rules of any national securities exchange or national securities association on which the Company's securities are listed.

K. Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar provision in any employment agreement or other compensation plan or agreement and any other legal remedies available to the Company. This Policy is in addition to any other clawback or compensation recovery, recoupment or forfeiture policy in effect or that may be adopted by the Company from time to time, or any laws, rules or listing standards applicable to the Company, including without limitation, the Company's right to recoup compensation subject to Section 304 of the Sarbanes-Oxley Act of 2002 and the Company's Supplemental Compensation Recoupment Policy. To the extent that application of this Policy would provide for recovery of Erroneously Awarded Compensation that the Company recovers pursuant to another policy or provision, the amount that is recovered will be credited to the required recovery under this Policy.

L. Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.